Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Arch Chemicals, Inc.
at
$47.20 Net Per Share
by
LG Acquisition Corp.
an indirect wholly owned subsidiary
of
Lonza Group Ltd.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON THURSDAY, AUGUST 11, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 10, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Arch Chemicals, Inc., a Virginia corporation (the “Company”), Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Parent. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent.

The Company’s board of directors has unanimously (1) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders, (2) adopted the Merger Agreement, including the Plan of Merger attached as an exhibit thereto (the “Plan of Merger”), (3) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (4) recommended that the shareholders of the Company accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of approval of the Merger Agreement and the Plan of Merger.

There is no financing condition to the Offer. The Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of the Company’s common stock, par value $1.00 per share (the “Shares”), that together with the number of Shares, if any, then owned by Parent, Purchaser or any of their respective subsidiaries, would represent more than two-thirds (66 2/3%) of the outstanding Shares on a fully diluted basis on the date of purchase. The Offer is subject to various conditions, and the principal terms of the Offer appear on pages (1) through (8). You should read this entire document carefully before deciding whether to tender your shares.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Shareholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 15, 2011

IMPORTANT

Shareholders of Arch Chemicals, Inc. desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to Purchaser by transfering the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

2.	For Shares that are registered in the shareholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•

deliver an Agent’s Message or the Letter of Transmittal, properly completed and duly executed, and any other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, at its address on the back cover of this Offer to Purchase before the expiration of the Offer.

3.	For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in “Section 3—Procedure for Tendering Shares” are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Depositary, is at the election and risk of the tendering shareholder.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety.

Securities Sought:	All of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company” or “Arch”).
Offer Price Per Share:	$47.20 net to the holder thereof in cash, without interest thereon and less any required withholding of taxes (the “Offer Price”).
Scheduled Expiration Date:	12:00 midnight, New York City time, on Thursday, August 11, 2011 (unless the Offer is extended).
Purchaser:

LG Acquisition Corp. (“Purchaser”), an indirect wholly owned subsidiary of Lonza Group Ltd. (“Parent” or “Lonza”). In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our,” “us” and the “Purchaser” refer to LG Acquisition Corp., a Virginia corporation.

Minimum Tender Condition:

There being validly tendered and not properly withdrawn prior to the expiration of this Offer to Purchase a number of Shares that, together with the Shares, if any, then owned by Parent, Purchaser or any of their respective subsidiaries, would represent more than two-thirds (66 2/3%) of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, after giving effect to the treatment of the Company’s equity incentive awards under the terms of the Merger Agreement).

Company’s Board Recommendation:

The board of directors of the Company has unanimously recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, vote their shares in favor of approval of the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Merger.

Who is offering to buy my Shares?

Purchaser, a Virginia corporation, was formed for the purpose of making this tender offer for all of the outstanding Shares. We are an indirect wholly owned subsidiary of Lonza, a company organized under the laws of Switzerland. See “Introduction” to this Offer to Purchase and “Section 9—Certain Information Concerning Purchaser and Parent.”

How many Shares are you offering to purchase?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and “Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in the Company. If the Offer is consummated, Parent is obligated, as soon as practicable after the completion of the Offer, to have Purchaser consummate the Merger, in which Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the Merger. Upon consummation of the Merger, the surviving corporation would be an indirect wholly owned subsidiary of Parent.

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay you $47.20 per Share in cash, without interest thereon and less any required withholding of taxes. If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult with your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need up to approximately $1.67 billion to purchase all the outstanding Shares validly tendered in the Offer, to cash out certain compensatory awards, to fund amounts which may become due and payable under the Company’s outstanding indebtedness, to pay related fees and expenses and to complete the Merger and pay the merger consideration. Parent will contribute or otherwise advance funds to us to ensure that we will have sufficient funds to complete the foregoing activities. Parent has received commitments from its lenders to provide, or cause their respective affiliates to provide, unsecured multicurrency term loan facilities in the aggregate amount of up to $1.55 billion and an unsecured multicurrency revolving loan facility in the amount of up to CHF 700,000,000 to Parent. The proceeds of these facilities, together with available cash, will be used to fund the Offer, the Merger and the other activities described above. See “Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, Parent will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger;

•	consummation of the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash per Share price in the Merger.

See “Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the Minimum Tender Condition (as described above);

•

(i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and (ii) any consents required under any non-U.S. laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (“Non-U.S. Antitrust Laws”) of Germany and France (or, alternatively, the European Commission, if Parent and the Company agree that in place of filing with the EU member state authorities it would be more expeditious to file a reasoned submission on Form RS pursuant to Article 4(5) of Regulation (EC) No 139/2004 with the European Commission) in respect of the transactions contemplated by the Merger Agreement having been obtained or any applicable waiting period thereunder having either expired or been terminated (the “Antitrust Condition”); and

•

there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority preventing or prohibiting the consummation of the Offer or the Merger and no pending action initiated or brought by any governmental authority seeking to enjoin, restrain, prohibit or otherwise prevent the consummation of the Offer or the Merger or to impose limitations on the ownership of the capital stock or the business of the Company or seeking any divestiture or restriction on the use or operation of Parent’s or the Company’s assets that is not required to be effected pursuant to the terms of the Merger Agreement.

Other conditions of the Offer are described in “Section 15—Conditions of the Offer.” Consummation of the Offer is not conditioned on financing or on Parent shareholder approval.

Is there an agreement governing the Offer?

Yes. The Company, Purchaser and Parent have entered into an Agreement and Plan of Merger, dated as of July 10, 2011. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser into the Company. See “Section 13—The Transaction Documents—The Merger Agreement.”

What does the Company’s board of directors think about the Offer?

The Company’s board of directors has unanimously:

•

declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders;

•	adopted the form, terms and conditions of the Merger Agreement and the Plan of Merger;

•	approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•

recommended that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favor of approval of the Merger Agreement and the Plan of Merger.

See “Section 1—Terms of the Offer,” “Section 11—Background of the Offer” and “Section 13—The Transaction Documents—The Merger Agreement—Company Board Recommendation.”

How long do I have to decide whether to tender in the Offer?

You have until at least 12:00 midnight, New York City time, on Thursday, August 11, 2011, to tender your Shares in the Offer. See “Section 1—Terms of the Offer.” Further, if you cannot deliver everything required to make a valid tender to BNY Mellon Shareowner Services, the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3—Procedure for Tendering Shares.” In addition, if we provide a subsequent offering period in the Offer as described under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the Offer.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer. Any individual extension will not exceed five (5) business days unless we and the Company otherwise agree. In no event, however, will the Offer extend beyond April 10, 2012. In addition, we also have the right to extend the Offer, without the consent of the Company, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer. See “Section 1—Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform BNY Mellon Shareowner Services, the depositary for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Will there be a subsequent offering period and what is the difference between an extension of the Offer and a subsequent offering period?

We also may provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended. Under the terms of the Merger Agreement, if fewer than 90% of the total Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the top-up option immediately following consummation of the Offer, we are required to provide a subsequent offering period. If the Offer is extended, no Shares will be accepted or paid for until the extension expires, and you will be able to withdraw your Shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights.”

What is the “top-up option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer (determined on a fully diluted basis), we have the option, subject to limitations, to purchase from the Company up to a number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the additional Shares) at a price per Share equal to the price per Share paid in the Offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if the number of top-up option Shares would exceed the number of authorized but unissued Shares. We may exercise this option in whole and not in part, only once, (i) following the expiration of the Offer or any subsequent offering period and (ii) prior to the fifth business day after the applicable expiration date of the Offer or any subsequent offering period. If we exercise the top-up option, we will be able to effect a short-form Merger under Virginia law, which means that we may effect the Merger without any further action by the shareholders of the Company.

Are there any arrangements between Lonza and Arch’s officers or other key employees?

No. Neither Parent nor any of its affiliates is a party to any contract with any director, officer or employee of the Company or any subsidiary of the Company.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to BNY Mellon Shareowner Services or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach BNY Mellon Shareowner Services before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares.”

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See “Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your Shares through a broker or bank, you must contact your broker or bank and give instructions that your Shares be tendered.

Can I withdraw Shares I previously tendered in the Offer? Until what time can I withdraw tendered Shares?

Yes. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration date of the Offer as it may be extended. Further, if we have not accepted your Shares for payment by a day that is sixty (60) days from the date of commencement of the Offer, you may withdraw them at any time after such date. Once we accept your tendered Shares for payment upon the expiration of the Offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw Shares tendered during a subsequent offering period, if we provide such a period. See “Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services, the depositary for the Offer, while you have the right to withdraw the Shares. See “Section 4—Withdrawal Rights.”

If the Minimum Tender Condition is satisfied and the tendered Shares are accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we are obligated, subject to certain conditions, to consummate the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange, there may not be a public trading market for the Shares and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.”

Will the Offer be followed by a Merger if all the Shares are not tendered in the Offer?

If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or waived (where permissible), we will be merged with and into the Company. If the Minimum Tender

Condition is met, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Furthermore, if pursuant to the Offer or otherwise (including as a result of our exercise of the top-up option) we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of the Company. If the Merger takes place, the Company will become an indirect wholly owned subsidiary of Parent, and all remaining shareholders (other than Parent and its subsidiaries and any subsidiary of the Company) will receive $47.20 net per Share in cash. See “Introduction” to this Offer to Purchase and “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger between the Company and us takes place, any of the Company’s shareholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering your Shares is that tendering shareholders will be paid earlier. If you decide not to tender your Shares in the Offer and we purchase the Shares which are tendered in the Offer, but the Merger does not occur, there may be so few remaining shareholders and publicly traded Shares that the Shares will no longer be eligible to be traded on the New York Stock Exchange or other securities exchanges and there may not be an active public trading market for the Shares. Also, the Company may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13—The Transaction Documents—The Merger Agreement.”

Are appraisal rights available in either the Offer or the Merger?

Holders of Shares will not have appraisal or dissenters’ rights as a result of the Offer and it is expected that holders of Shares will not have appraisal or dissenters’ rights in connection with the Merger. See “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights.”

If you successfully complete the Offer, what will happen to the Company’s board of directors?

If we accept Shares for payment pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Tender Condition, under the Merger Agreement, Parent will become entitled to designate at least a majority of the members of the Company’s board of directors. In such case, the Company has agreed to take all actions necessary to cause Parent’s designees to be elected or appointed to its board of directors in such number as is proportionate to Parent, Purchaser and their respective subsidiaries’ Share ownership. Therefore, if we accept Shares for payment pursuant to the Offer, Parent will obtain control of the management of the Company shortly thereafter. The Company will cause its board of directors to maintain at least two independent directors who were directors of the Company as of the date of the Merger Agreement until the completion of the Merger. See “Section 12—Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On July 9, 2011, the last full trading day before we announced the Offer, the closing price of the Shares reported on the New York Stock Exchange was $42.17 per Share. On July 14, 2011, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on the New York Stock Exchange was $47.35. The Offer Price represents a premium of approximately 36.7% over the Company’s average closing Share price for the 30 trading days immediately preceding the public announcement of the Offer and the Merger.

You should obtain current market quotations for Shares in deciding whether to tender your Shares.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in “Section 15—Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $47.20 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following (and, in any event, no more than three (3) business days after) the expiration of the Offer See “Section 1—Terms of the Offer” and “Section 2—Acceptance for Payment and Payment of Shares.”

Will I receive any dividends from the Company prior to the expiration of the Offer?

No. Under the Merger Agreement, the Company is prohibited from declaring or paying any dividend or other distributions in respect of the Shares. See “Section 14—Dividends and Distributions.”

How will my outstanding employee stock options, restricted stock unit awards, performance unit awards and phantom share awards be treated in the Offer?

Under the Merger Agreement, each (a) option to purchase Shares (whether or not then vested or exercisable), (b) restricted stock unit award and performance unit award, and (c) phantom share award outstanding immediately prior to the date on which Purchaser accepts for payment Shares tendered in the Offer (the date and time of such acceptance for payment, the “Acceptance Time”) will be cancelled and terminated and converted at the Acceptance Time into the right to receive a cash amount equal to:

•	in the case of an option, an amount with respect to each Share issuable under such option equal to the excess, if any, of (i) the Offer Price over (ii) the per Share exercise price of such option;

•

in the case of restricted stock unit awards and performance unit awards, the sum of (i)(A) the Offer Price multiplied by (B) the number of Shares subject to (or, in the case of cash-settled awards, deemed to be subject to) such award (assuming, in the case of performance unit awards and restricted stock unit awards subject to performance conditions, that performance goals have been attained at “target” level for a 100% payout) and (ii) any accrued and unpaid dividend equivalents with respect to dividends paid prior to the date of the Merger Agreement with respect to such unit award; and

•	in the case of phantom share awards, (i) the Offer Price multiplied by (ii) the number of Shares subject to (or in the case of cash-settled awards, deemed to be subject to) such award.

See “Section 13—The Transaction Documents—The Merger Agreement.”

How will the Shares held in my account under the Arch Chemicals, Inc. Contributing Employee Ownership Plan (the “CEOP”) (401(k) Plan) be treated in the Offer and Merger?

You are entitled to instruct the trustee of the trust holding the assets under the CEOP (“CEOP Trustee”) whether to tender all or part of the Shares held under your account in the CEOP (“CEOP Account”). You will be provided with an instruction letter which should be completed with your instructions to the CEOP Trustee regarding whether or not to tender the Shares in your CEOP Account and sent to BNY Mellon Shareowner Services (the “Tabulation Agent”). The Tabulation Agent will tabulate the results of the responses from the CEOP participants and transmit them to the CEOP Trustee. To the extent you do not affirmatively elect to tender any Shares held in your CEOP Account, such Shares will not be tendered. Procedures have been established to protect the confidentiality of your decision on whether or not to tender the Shares credited to your CEOP Account.

Following the Acceptance Time, the cash proceeds in respect of the Shares tendered by you will be credited to your CEOP Account in the JP Morgan Stable Asset Income Fund or similar fund. If the Merger becomes effective, any untendered Shares held in the CEOP will be converted into cash at $47.20 per Share and reinvested along with the proceeds of tendered Shares.

What are the material U.S. federal income tax consequences of tendering my Shares pursuant to the Offer or exchanging my Shares pursuant to the Merger?

Your tendering of Shares pursuant to the Offer or exchanging of Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, you should recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares tendered for cash pursuant to the Offer or exchanged for cash pursuant to the Merger. This gain or loss will be a capital gain or loss if you hold your Shares as capital assets at the time of the sale or exchange, and will be long-term capital gain or loss if your holding period in the Shares exceeds one year at the time your Shares are accepted for payment in the Offer or exchanged pursuant to the Merger, as applicable. Long-term capital gain recognized by a non- corporate holder of Shares generally is subject to reduced rates of taxation. Certain limitations apply to the use of capital losses. See “Section 5—Material United States Federal Income Tax Considerations.” This is not tax or legal advice. You should consult your tax advisor about the tax consequences to you of tendering your Shares in the Offer or exchanging your Shares pursuant to the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the information agent for the Offer, toll free at (800) 322-2885. See the back cover of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock
of Arch Chemicals, Inc.:

INTRODUCTION

LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent” or “Lonza”), is offering to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company” or “Arch”), for $47.20 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or otherwise establish an exemption, you may be subject to backup U.S. federal income tax withholding (currently at a rate of 28%) of the gross proceeds payable to you. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. We will pay all charges and expenses of BNY Mellon Shareowner Services (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See “Section 17—Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of July 10, 2011 (as amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) pursuant to the Merger Agreement and the Plan of Merger (as defined below), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares that are owned by the Company’s subsidiaries and any Shares that are owned by Parent, Purchaser or any of their respective subsidiaries, which shall be cancelled) will be converted into the right to receive the same per Share price paid in the Offer, without interest. The Merger is subject to the satisfaction or waiver of certain conditions described in “Section 15—Conditions of the Offer.” “Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5—Material United States Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The board of directors of the Company (the “Company Board”) has unanimously (i) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders, (ii) adopted the Merger Agreement, including the Plan of Merger attached as an exhibit thereto (the “Plan of Merger”) and (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company Board recommends that the Company’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favor of approval of the Merger Agreement and the Plan of Merger. The Company has advised us that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

Morgan Stanley & Co. Incorporated, the Company’s financial advisor, has delivered to the Company Board its written opinion to the effect that, as of the date of such opinion, and based upon and subject to various assumptions, qualifications, factors and limitations set forth therein, the consideration to be received by the Company’s shareholders in the Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of such written opinion containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to the Company’s shareholders with this Offer to Purchase. We recommend that the Company’s shareholders read the opinion in its entirety for a description of the procedures followed, the matters considered and the assumptions made by Morgan Stanley in arriving at its opinion.

The Offer is conditioned upon, among other things:

•	the Minimum Tender Condition (as described above);

•

(i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and (ii) any consents required under any non-U.S. laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (“Non-U.S. Antitrust Laws”) of Germany and France (or, alternatively, the European Commission, if Parent and the Company agree that in place of filing with the EU member state authorities it would be more expeditious to file a reasoned submission on Form RS pursuant to Article 4(5) of Regulation (EC) No 139/2004 with the European Commission) in respect of the transactions contemplated by the Merger Agreement having been obtained or any applicable waiting period thereunder having either expired or been terminated (the “Antitrust Condition”); and

•

there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority preventing or prohibiting the consummation of the Offer or the Merger and no pending action initiated or brought by any governmental authority seeking to enjoin, restrain, prohibit or otherwise prevent the consummation of the Offer or the Merger or to impose limitations on the ownership of the capital stock or the business of the Company or seeking any divestiture or restriction on the use or operation of Parent’s or the Company’s assets that is not required to be effected pursuant to the terms of the Merger Agreement.

There is no financing condition to the Offer. See “Section 15—Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, after giving effect to the treatment of the Company’s equity incentive awards under the terms of the Merger Agreement.

The Company has advised Parent that, at the close of business on June 30, 2011, 25,431,974 Shares were issued and outstanding; 39,547 Shares were subject to outstanding stock options; 323,778 Shares were subject to (or, in the case of cash-settled awards, were deemed to be subject to) outstanding performance unit awards (assuming payout at “target” level for 100% payout); 289,735 Shares were subject to (or, in the case of cash-settled awards, were deemed to be subject to) outstanding restricted stock unit awards (assuming payout at “target” level for 100% payout in the case of restricted stock unit awards subject to performance conditions); 276,657 Shares were subject to (or, in the case of cash-settled awards, were deemed to be subject to) outstanding phantom share awards; and no shares of Company Preferred Stock were issued or outstanding. Based on information provided by the Company as of June 30, 2011 and assuming no issuance of additional Shares (except for the issuance of Shares upon the exercise, settlement or conversion of the outstanding stock options, restricted stock unit awards or other derivative securities, all of which are assumed to be fully exercised, settled and converted) and no additional stock options, restricted stock unit awards or other derivative securities are issued or become exercisable after such date, as many as 17,574,461 Shares would need to be validly tendered pursuant to the Offer and not withdrawn in order to satisfy the Minimum Tender Condition.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the

Company Board that is in the same proportion as the number of Shares then beneficially owned by Parent, Purchaser and their respective subsidiaries to the total number of Shares outstanding; provided that until the Effective Time, the Company Board shall have at least two members who were directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act. Parent currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Parent, Purchaser or their respective affiliates to serve as directors of the Company. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. We expect that such representation on the Company Board would permit us to exert substantial influence over the Company’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement and the Plan of Merger. Following the Merger, the directors of Purchaser will be the directors of the Company.

Under the Virginia Stock Corporation Act (the “VSCA”), if we acquire, pursuant to the Offer or otherwise (including upon the exercise of the Top-Up Option (as defined below)), at least 90% of the outstanding Shares, we would be able to effect the Merger under the short-form merger provisions of the VSCA without a vote of the Company’s shareholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Plan of Merger, by the Company’s shareholders. Such approval of the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Merger, would require the affirmative vote of holders of more than two-thirds (or 66 2/3%) of the outstanding Shares. Thus, assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other Company shareholders, to satisfy the shareholder approval requirement to approve the Merger Agreement and the Plan of Merger.

Pursuant to the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares (determined on a fully diluted basis) in the Offer or a subsequent offering period, we have the option (subject to certain limitations) to purchase, in whole and not in part, from the Company the number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding, on a fully diluted basis, at a price per Share equal to the price per share paid in the Offer (such option, the “Top-Up Option”). We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if we acquire at least 90% of the outstanding Shares, we intend to effect a short-form merger. See “Section 13—The Transaction Documents—The Merger Agreement—Top-Up Option.”

Following the closing of the Offer and until the Effective Time, the Company Board will have at least two directors who qualify as independent directors (“Independent Directors”) within the meaning of Rule 10A-3 under the Exchange Act. If the number of Independent Directors is reduced to less than two, then the remaining Independent Director (or if no Independent Director then remains, the other directors) will be entitled to designate persons to fill such vacancies.

The Offer is conditioned upon the fulfillment of the conditions described in “Section 15—Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, on Thursday, August 11, 2011, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3—Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Thursday, August 11, 2011, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 15—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition and the Antitrust Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date as promptly as practicable (and, in any event, no more than three (3) business days) after the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, Purchaser will extend the Expiration Date for an additional period or periods (each individual period lasting no more than five (5) business days, without the written consent of the Company) until all of the conditions are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond April 10, 2012 (the “Walk-Away Date”) without the mutual consent of the Company and Parent. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4—Withdrawal Rights.” In addition, pursuant to the terms of the Merger Agreement, without the consent of the Company, we have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer.

In accordance with Rule 14d-11 under the Exchange Act and the Merger Agreement, we expressly reserve the right to provide a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the acceptance for purchase of Shares in the Offer, during which shareholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available:

•	it will remain open for such period or periods as we shall specify in accordance with Rule 14d-11 under the Exchange Act;

•	Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn;

•	we will immediately accept and promptly pay for Shares as they are tendered; and

•	the price per Share will be the same as the price per Share paid in the Offer.

We may extend any initial Subsequent Offering Period by any period or periods as we shall specify. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Under the Merger Agreement, if fewer than 90% of the total Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the Top-Up Option immediately following consummation of the Offer, we are required to provide a Subsequent Offering Period. Aside from this requirement, there is no assurance that we will or will not provide such a Subsequent Offering Period. If we provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that the Company’s consent is required for us to:

•	decrease the Offer Price or change the form of the consideration payable in the Offer;

•	decrease the number of Shares subject to the Offer;

•	waive or change the Minimum Tender Condition or the Termination Condition (as defined below);

•	add to the conditions of the Offer set forth in “Section 15—Conditions of the Offer;”

•

terminate or extend or otherwise amend or modify the Expiration Date, except as required and described under “Section 13—The Transaction Documents—The Merger Agreement—Mandatory Extensions of the Offer” below; or

•	amend, modify or supplement any conditions of the Offer or any term of the Offer in a manner that is adverse to the holders of Shares.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes.

In the SEC’s view, a tender offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to shareholders of the Company, we will extend the Offer at least until the expiration of that ten (10) business day period.

If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

The Company has provided us with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered before the

Expiration Date and not properly withdrawn prior to the Expiration Date. If we provide a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in “Section 16—Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act and Non-U.S. Antitrust Laws, see “Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”));

•

a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (as defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry transfer; and

•	any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3—Procedure for Tendering Shares.”

Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, including any Subsequent Offering Period, we shall be deemed to have accepted for payment tendered Shares when and if we give oral or written notice of our acceptance to the Depositary and the conditions to the Offer have been met or waived, to the extent permissible under the Merger Agreement. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer, including any Subsequent Offering Period, will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more wholly owned subsidiaries of Parent the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which the New York Stock Exchange (the “NYSE”) is open for business.

The Notice of Guaranteed Delivery may be delivered or transmitted by mail or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, the Depositary may be required to withhold and pay over to the Internal Revenue Service backup withholding at a rate of 28% from any payments made pursuant to the Offer. To avoid backup withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or otherwise establish an exemption. Certain shareholders (including, among others, corporations) may not be subject to backup withholding. Non-U.S. shareholders should certify their non-U.S. status on the appropriate Internal Revenue Service Form W-8 (a copy of which may be obtained from the Depositary) to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment

Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares (and any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after the date hereof (collectively, “Distributions”)) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the Company’s shareholders or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of the Company’s shareholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

CEOP (401(k) Plan) Shares. Each participant in the CEOP (“CEOP Participant”) is entitled to instruct the CEOP Trustee whether or not to tender all or part of the Shares held in the CEOP Participant’s CEOP Account. A CEOP Participant will be provided with an instruction letter which instructs the CEOP Participant to complete the letter indicating his or her instructions to the CEOP Trustee and to send the letter to the Tabulation Agent. The Tabulation Agent will tabulate the results of the responses from the CEOP Participants and transmit such results to the CEOP Trustee. To the extent that a CEOP Participant does not affirmatively elect to tender any Shares held in his or her CEOP Account, such shares will not be tendered. Procedures have been established to protect the confidentiality of each CEOP Participant’s decision on whether or not to tender Shares credited to his or her CEOP Account.

Following the Acceptance Time, the cash proceeds in respect of the Shares tendered by a CEOP Participant will be credited to your CEOP Account in the JP Morgan Stable Asset Income Fund or similar fund. Upon consummation of the Merger, any untendered Shares held in the CEOP will be converted into cash at $47.20 per Share and reinvested along with the proceeds of tendered Shares.

4. Withdrawal Rights. Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after sixty (60) days from the date of commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after sixty (60) days from the date of commencement of the Offer, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “Section 3—Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences. The following is a summary of material U.S. federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-U.S. jurisdiction, or under any applicable tax treaty, and does not consider any aspects of U.S. federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder whose functional currency is not the U.S. dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Shares should consult its own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

This summary is based on the Code, Treasury Regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the Internal Revenue Service will agree with the views expressed herein, or that a court will not sustain any challenge by the Internal Revenue Service in the event of litigation.

U.S. Holders. A “U.S. Holder” of Shares means a holder that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the U.S.;

•	A corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust if it: (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments with Respect to Shares. The tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder should recognize gain or loss, if any, equal to the difference between the amount of cash received (determined before the deduction of any applicable withholding taxes) and the holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period in the Shares exceeds one year at the time of the sale or exchange as applicable. Long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership purchasing common stock, we urge you to consult your tax advisor. Special rules may also apply to certain Non- U.S. Holders, such as:

•	U.S. expatriates;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Payments with Respect to Shares. Subject to the discussion of U.S. federal backup withholding below, payments made to a Non-U.S. Holder with respect to Shares tendered for cash pursuant to the Offer or exchanged for cash pursuant to the Merger generally will be exempt from U.S. federal income tax provided that (i) the holder is not an individual who was present in the U.S. for 183 days or more in the taxable year of the exchange and certain other conditions are met, and (ii) the gain is not effectively connected with the conduct of a U.S. trade or business by the holder.

Backup Withholding Tax and Information Reporting. Under the backup withholding provisions of the U.S. federal income tax laws, all payments to which any holder would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28% unless the holder is a (i) U.S. Holder who provides the correct taxpayer identification number and certifies an exemption from backup withholding by completing Internal Revenue Service Form W-9 included in the Letter of Transmittal, or providing a Form W-9, (ii) corporation or other recipient exempt from backup withholding, or (iii) Non-U.S. Holder who certifies its non-U.S. status on the appropriate Internal Revenue Service Form W-8.

Each U.S. Holder should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal and return it to the Depositary, provide a Form W-9, or otherwise establish an exemption from backup withholding in a manner satisfactory to the Depositary, to avoid backup withholding. Cash payments made pursuant to the Offer or pursuant to the Merger also will be subject to information reporting unless an exemption applies.

Each Non-U.S. Holder should certify non-U.S. status on the appropriate Internal Revenue Service Form W-8 (a copy of which may be obtained from the Depositary) and return the properly completed form to the Depositary, or otherwise establish an exemption from backup withholding in a manner satisfactory to the Depositary, to avoid backup withholding. Non-U.S. Holders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment generally will be allowed as a credit against that holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF TENDERING THEIR SHARES FOR CASH PURSUANT TO THE OFFER OR EXCHANGING THEIR SHARES FOR CASH PURSUANT TO THE MERGER.

6. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NYSE under the symbol “ARJ” and have been listed on the NYSE since February 10, 1999. The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE as reported in published financial sources:

	High	Low
Year Ended December 31, 2009
First Quarter	$26.38	$15.00
Second Quarter	29.92	18.42
Third Quarter	32.22	22.38
Fourth Quarter	31.31	25.95
Year Ended December 31, 2010
First Quarter	$35.57	$27.30
Second Quarter	37.66	30.52
Third Quarter	36.22	28.87
Fourth Quarter	38.20	33.72
Year Ending December 31, 2011
First Quarter	$42.58	$34.19
Second Quarter	41.91	32.70
Third Quarter (through July 14, 2011)	47.48	34.34

On July 9, 2011, the last full trading day before we announced the Offer, the closing price of the Shares reported on the New York Stock Exchange was $42.17 per Share. On July 14, 2011, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on the New York Stock Exchange was $47.35. The Offer Price represents a premium of approximately 36.7% over the Company’s average closing Share price for the 30 trading days immediately preceding the public announcement of the Offer and the Merger. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, the Company paid to shareholders quarterly dividends in an amount equal to $0.20 per Share for each quarter in each of the years ended December 31, 2008, 2009 and 2010. According to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2011, the Company paid to shareholders a quarterly dividend in an amount equal to $0.20 per Share on March 15, 2011. According to information provided by the Company, it paid to shareholders a quarterly dividend in an amount equal to $0.20 per Share on June 15, 2011. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares. Please see “Section 14—Dividends and Distributions.”

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated but the Merger does not take place, the number of shareholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, shareholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the shareholders not tendering Shares in the Offer will receive the same consideration for their Shares, but tendering shareholders will be paid earlier.

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 or the Company’s average total global market capitalization over a consecutive thirty (30) trading day period is less than $15 million. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholder’s meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NYSE. If the purchase of the Shares pursuant to the Offer resulted in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company.

General. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or taken from or based upon publicly available documents and records on file with the SEC and other public sources. Purchaser and Parent have relied on the accuracy of such information and have not made any independent attempt to verify the accuracy of such information. None of Parent, Purchaser, or any of their respective affiliates, the Information Agent or the Depositary assumes any responsibility for the accuracy of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, or any of their respective affiliates, the Information Agent or the Depositary. The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and is qualified in its entirety by reference thereto.

The Company was organized under the laws of the Commonwealth of Virginia on August 25, 1998 as a wholly owned subsidiary of Olin Corporation (“Olin”) for the purpose of effecting a tax-free distribution of Olin’s specialty chemical businesses to the shareholders of Olin. The distribution occurred on February 8, 1999, upon which the Company became a separate, independent, publicly-held corporation.

The Company’s principal executive offices are located at 501 Merritt 7, Norwalk, CT 06851, and the telephone number of its principal executive offices is (203) 229-2900.

The Company is a global biocides company providing chemistry-based and related solutions to selectively destroy and control the growth of harmful microbes. It is focused on delivering profitable global growth driven by innovation. Its focus is in water treatment, hair and skin care products, wood treatment, preservation and protection applications such as for paints and building products, and health and hygiene applications. The principal business segments in which the Company operates are biocides products (formerly named treatment products) and performance products.

Additional Information. The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company’s filings are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

Company Financial Forecasts. The Company generally does not make public financial forecasts as to future performance, earnings or other results beyond the current fiscal year, and the Company is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent certain non-public financial forecasts of the Company on a standalone basis (which are referred to in this Offer to Purchase as the Company forecasts) that were prepared by management for internal planning purposes and not for public disclosure and that are subjective in many respects. The Company has included below a subset of these Company forecasts to give the Company’s shareholders access to certain non-public information that was furnished to and considered by Parent.

The Company forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with generally accepted accounting principles, but, in the view of the Company’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, the Company forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Offer to Purchase are cautioned not to place undue reliance on the Company forecasts.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Company forecasts, nor have they expressed any opinion or any other form of assurance on such Company forecasts or their achievability, and assume no responsibility for, and disclaim any association with, the Company forecasts.

The management of the Company prepared and shared with Parent as part of a management presentation on May 12, 2011 certain forecasts for 2011 through 2014 that were reviewed by the Company Board (the “Forecasts”).

The summary of the Forecasts is not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender Shares in the Offer, but is included because the Forecasts were provided by the Company to Parent, Purchaser and their advisors. The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and cause the Forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Forecasts. Accordingly, there can be no assurance that the Forecasts will be realized.

The inclusion of the Forecasts in this Offer to Purchase should not be regarded as an indication that the Parent, Purchaser, the Company or any of their respective officers, directors, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. Neither Parent, Purchaser or the Company nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company has advised us it does not intend to make publicly available any update or other revision to the Forecasts. Neither Parent, Purchaser or Company nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder of the Company or other person regarding the Company’s ultimate performance compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent, Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Forecasts.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, shareholders of the Company are cautioned not to place undue, if any, reliance on the Forecasts.

The following table summarize the Forecasts:

Consolidated Summary of Company Forecasts
($ millions)

	2011E	2012F	2013F	2014F
Sales	$1,482	$1,589	$1,703	$1,820
Gross margin	451	486	524	565
Sales, general and administrative expenses	303	314	325	328
Research and development	25	31	34	39
Earnings before interest, taxes, depreciation and amortization	166	185	210	244
Earnings before interest and taxes	124	141	165	197

9. Certain Information Concerning Purchaser and Parent. Purchaser is a Virginia corporation incorporated in 2011, with principal executive offices at 90 Boroline Road, Allendale, New Jersey 07401. The telephone number of our principal executive offices is (201) 316-9200. Purchaser is a newly formed Virginia corporation and an indirect wholly owned subsidiary of Parent. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer.

Parent is a company organized under the laws of Switzerland with principal executive offices at Münchensteinerstrasse 38, CH-4002 Basel, Switzerland. The telephone number of Parent’s principal executive offices is +41 61 316 81 11. Parent is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. Its business is participation in the fields of chemistry, energy and related fields, as well as engaging in all commercial, financial and other activities appropriate to such interests.

The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past sixty (60) days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	consummation of the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash per Share price in the Merger; and

•

Parent will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, the Company, Purchaser, and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Schedule TO and the exhibits thereto are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

10. Source and Amount of Funds. We estimate that we will need up to approximately $1.67 billion to purchase all the outstanding Shares validly tendered in the Offer, to cash out certain compensatory awards, to fund amounts which may become due and payable under the Company’s outstanding indebtedness, to pay related fees and expenses and to complete the Merger and pay the merger consideration. Purchaser’s obligation to accept for payment Shares tendered in the Offer is not conditioned upon obtaining financing. Parent will contribute or otherwise advance funds to enable Purchaser to consummate the Offer. Parent will ensure that Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger, repay outstanding indebtedness and pay related fees and expenses. Parent has received commitments from its lenders to provide, or cause their respective affiliates to provide, unsecured multicurrency term and revolving loan facilities in the aggregate amount of up to $1.55 billion (the “Acquisition Facilities”) and an unsecured multicurrency revolving loan facility in the amount of up to CHF 700,000,000 to Parent. The proceeds of the Acquisition Facilities, together with available cash, will be used to fund the Offer and the Merger as described above. The commitments to provide and the ability of Parent to borrow under each of these facilities is subject to customary conditions, including the execution of a facilities agreement and related documentation no later than the earlier of one week after the close of primary syndication of the facilities and September 30, 2011, subject to extension as may be agreed to by the Mandated Lead Arrangers, the Underwriters and Parent. Parent expects, based upon the combination of internally available cash and the aforementioned Acquisition Facilities of Parent, to have sufficient cash on hand at the expiration of the Offer to fund the Offer and the Merger, to cash out certain compensatory awards, to fund amounts which may become due and payable under the Company’s outstanding indebtedness and to pay related fees and expenses.

Debt Financing and Mandate Letter

Parent has entered into a mandate letter with J.P. Morgan Limited (the “Global Coordinator”), Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited (the “Mandated Lead Arrangers”), Citigroup Global Markets Limited, Credit Suisse AG London Branch and J.P. Morgan Limited (the “Bookrunners”) and Citibank, N.A., London Branch, Credit Suisse AG and JPMorgan Chase Bank, N.A., London Branch (the “Underwriters”, and together with the Global Coordinator, Mandate Lead Arrangers and Bookrunners, we refer to as the “Lenders”) (which, including the Term Sheet therein, we refer to as the “Mandate Letter”) pursuant to which the Underwriters have committed to provide to Parent (and additional borrowers as selected by the Underwriters, in consultation with Parent), subject to the conditions set forth in the Mandate Letter and the associated ancillary letter (the “Ancillary Letter” and together with the Mandate Letter, the “Mandate Documents”), the full amount of the loans under the multicurrency term and revolving loan facilities in the aggregate amount of up to $1.55 billion in term loans (being the Acquisition Facilities) and CHF 700,000,000 in a revolving loan facility (together with the Acquisition Facilities, the “Facilities”), comprised of:

•

A term loan facility in an amount up to $450 million with a term of six months from the signing date (the “Signing Date”) of the facilities agreement, subject to a three month extension as provided in the Mandate Documents (“Facility A1”). Loans under Facility A1 will be available for funding from the Signing Date of the facilities agreement to the termination of Facility A1.

•

A term loan facility in an amount up to $500 million with a term of the earlier of (a) 364 days from the initial utilization date of the loan facilities and (b) 364 days and six months from the Signing Date, in each case subject to a six month extension as provided in the Mandate Documents (“Facility A2”). Loans under Facility A2 will be available for funding from the Signing Date to the sixth month anniversary thereof, subject to a three or six month extension as provided in the Mandate Documents.

•	A multicurrency term loan facility in an amount up to $600 million with a term of the earlier of (a) three years from the initial utilization date of the loan facilities and (b) three years and six months from the Signing Date (“Facility B”). Loans under Facility B will be available for funding from the Signing Date to the sixth month anniversary thereof, subject to a three or sixth month extension as provided in the Mandate Documents.

•

A revolving loan facility in an amount up to CHF 700,000,000 with a term of five years from the Signing Date, subject to a one or two year extension as provided in the Mandate Documents (“Facility C” or the “Revolver”). Loans under the Revolver will be available for funding from the Signing Date to one month prior to the termination date of the Revolver.

Interest Rate and Certain Fees. Loans under the Facilities will bear interest at a rate equal to LIBOR plus an applicable margin, subject in each case to adjustments for certain additional costs. The margin for each Facility is determined by a pricing grid set forth in the Ancillary Letter, and the margins are determined by a ratio of consolidated total net debt to consolidated EBITDA and range from 0.25% to 2.15%. The initial margin for each Facility is: (i) Facility A1: 1.00% per annum; (ii) Facility A2: 1.25% per annum; (iii) Facility B: 1.65% per annum; and (iv) Facility C: 1.25% per annum. The Facilities are also subject to certain commitment fees in the amount of 35% of the applicable margin payable on unused and uncancelled amounts under the applicable Facility during its availability period. Facility A1 and Facility A2 are each subject to extension fees of 0.40% or 0.60% of the total commitment, depending upon the amount of the commitments extended. The Revolver is also subject to a utilization fee of 0.20% or 0.40% depending upon the aggregate amount of loans outstanding under the Revolver.

Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the Facilities with accrued interest on the amount prepaid and, subject to breakage costs, without premium or penalty. Parent is required to make certain prepayments under the Facilities in specified circumstances, including a change of control in Parent, disposals not in the ordinary course of business and certain issuances of debt or equity.

Guarantors. All borrowings under the Facilities will be guaranteed by Parent.

Other Terms. All of the Facilities other than Facility A1 are syndicated facilities. Each of the Acquisition Facilities may be drawn in USD or CHF. The Revolver may be drawn in USD, CHF or EUR. The Facilities will contain customary representations and warranties; customary fees, costs and expenses; indemnification; and customary affirmative and negative covenants, including, among other things, restrictions on the ratio of consolidated total net debt to consolidated EBITDA. The Facilities will also include customary events of default.

The foregoing summary description of the financing provided for by the Mandate Documents is qualified in its entirety by reference to the Mandate Documents, copies of which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 8—Certain Information Concerning the Company” above. Reference is made to such exhibits for a more complete description of the terms and conditions of the Facilities, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibits. The documentation for the Facilities has not been finalized, and, accordingly, its actual terms may differ from those described in this Offer to Purchase.

Each of Parent and Purchaser has agreed to take all action necessary to ensure that Parent and Purchaser obtain the financing necessary to fund the Offer and the Merger and the other transactions contemplated by the Merger Agreement. It is anticipated that the indebtedness incurred under Facility A1 will be refinanced through the issuance of long term convertible bonds, and that the indebtedness incurred under Facility A2 will be refinanced through the issuance of long term bonds. It is also anticipated that the borrowings under the Facilities (other than Facility A1) may be refinanced or repaid from funds generated internally by Parent (including, after consummation of the Offer and the Merger, existing cash balances of and funds generated by the Company) or other sources, which may include the proceeds of disposals or the sale of debt securities. No decision has been made concerning this matter, and decisions will be made based on Parent’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Mandate Documents, Parent and Purchaser intend to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the

Offer and the Merger. No alternative financing is contemplated at this time. Our obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not conditioned on Parent obtaining sufficient financing under the Mandate Documents from the Lenders or otherwise.

The Company will be required to make change in control offers to purchase its two issues of private placement notes in the aggregate outstanding principal amount of $325 million shortly after consummation of the Offer. As a result of these offers, the Company may be required to repurchase these notes at par value plus accrued interest to the extent such offers are accepted by noteholders. It is anticipated that the repurchase of any notes will be funded from the Acquisition Facilities. The Company may also be required to make a change in control prepayment of the drawn amounts under its $375 million revolving credit facility (which Parent believes currently has $30 million outstanding). It is anticipated that any such prepayment will similarly be funded from the Acquisition Facilities.

11. Background of the Offer.

As part of its ongoing evaluation of Parent’s business and strategic direction, Parent’s Board of Directors and senior members of its management team have from time to time evaluated potential areas of collaboration with third parties, related strategic alternatives and prospects for acquisitions and dispositions.

Over the past two years, Parent and the Company have been in periodic contact regarding potential commercial collaborations focused on bringing together the complementary strengths from the parties’ respective businesses, in particular with respect to their microbial control businesses. Most recently, beginning in June 2010 and continuing through February 2011, members of management from Parent and the Company engaged in periodic discussions regarding potential joint product development opportunities. However, these discussions were not focused on a strategic transaction, but rather on potential product innovation and development opportunities between the parties. Parent and the Company executed a confidentiality agreement on November 5, 2010 in connection with these joint development discussions.

During this same period, the Company also initiated contact with Parent regarding the possibility of a strategic transaction. On June 23, 2010, Ms. Sarah O’Connor, the Company’s Senior Vice President of Strategic Development and Chief Legal Officer contacted Mr. Joseph Colleluori, Parent’s Senior Vice President of Corporate Development, requesting an opportunity to discuss the Company’s interest in a potential acquisition of Parent’s microbial control business. A telephonic discussion was arranged for the following day, at which time Ms. O’Connor conveyed the Company’s interest in pursuing discussions regarding a potential acquisition by the Company of Parent’s microbial control business. Mr. Colleluori responded that Parent was not considering the divestiture of its microbial control business.

On September 30, 2010, in conjunction with a review of Parent’s corporate strategy, Mr. Colleluori contacted Ms. O’Connor and proposed a meeting to discuss ways the parties might expand their relationship. Mr. Colleluori and Ms. O’Connor agreed to meet on November 5, 2010, at which time Ms. O’Connor reiterated the Company’s interest in a potential acquisition of Parent’s microbial control business. Mr. Colleluori reiterated that Parent was not considering such a divestiture. Ms. Debra Apruzzese, Parent’s Vice President of Business Development was also in attendance at the meeting.

At the request of the Company, on March 11, 2011, Mr. Stefan Borgas, Parent’s President and Chief Executive Officer, and Mr. Michael E. Campbell, the Company’s Chairman, President and Chief Executive Officer, met in Basel, Switzerland, where they discussed the strategic fit between the companies. Mr. Campbell also re-emphasized the Company’s interest in Parent’s microbial control business and inquired whether there was a value at which the business would be available for sale. Mr. Borgas responded that Parent was not considering an outright sale of the business and proposed an alternate structure in which Parent would combine its microbial control business with the Company’s business in exchange for a significant stake in the Company’s equity.

Between March 11 and April 26, 2011, Mr. Campbell consulted with management, key advisors and other members of the Company’s Board of Directors regarding the possibility of a strategic transaction in which Parent would become a significant shareholder of the Company.

On April 11, 2011, Mr. Borgas briefed Parent’s Board of Directors on the possibility of acquiring all of the outstanding capital stock of the Company. Following a discussion, Parent’s Board of Directors instructed Mr. Borgas to pursue discussions with the Company regarding a possible acquisition.

On April 13, 2011, Mr. Borgas and Mr. Campbell had a telephonic discussion in which Mr. Borgas said he and Parent’s Board of Directors were concerned about the long term prospects of a minority investment and that they had ideas on how this might be dealt with. Mr. Borgas suggested they meet on April 26, 2011 in New York to discuss in more detail.

On April 26, 2011, Mr. Borgas met with Mr. Campbell in New York, where they discussed possible strategic transactions between the companies. Mr. Campbell told Mr. Borgas that the Company would be willing to consider a transaction combining the microbial control businesses in which Parent would acquire a non-controlling stake in the Company with an option to enter into a transaction to acquire all of the Company’s outstanding shares of capital stock or, alternatively, to sell the minority stake. Mr. Borgas raised as an alternative the possibility of Parent acquiring the Company for cash without first acquiring a minority stake.

On April 28, 2011, Mr. Campbell briefed the Company’s Board of Directors on the discussions with Parent regarding a potential strategic transaction. The Company’s Board of Directors instructed the Company’s management to engage in preliminary discussions to explore both alternatives: an acquisition by the Company of Parent’s microbial control business in exchange for a significant equity stake in the Company as well as a sale of the Company to Parent for cash.

On May 1, 2011, Parent’s Chairman Committee, the mission of which is to (among other things) review all significant mergers and acquisitions transactions, discussed the possibility of acquiring the Company and reviewed a presentation delivered by Mr. Borgas and Mr. Toralf Haag, Parent’s Chief Financial Officer. The Chairman Committee authorized Parent’s management to continue the discussions.

On May 2, 2011, the Company and Parent entered into a confidentiality agreement to facilitate the exchange of information in connection with a possible strategic transaction. Pursuant to this confidentiality agreement, each party agreed to keep confidential and not disclose any non-public information it received from the other party and its representatives to any person (other than as required by law and to its representatives who have a need to know such information). The confidentiality agreement also contained certain customary standstill restrictions with respect to the securities of the other party and certain non-solicitation restrictions.

Also on May 2, 2011, Parent instructed its outside counsel, Jenner & Block LLP (“Jenner & Block”), to review certain publicly available information regarding the Company. Following this preliminary review and due diligence investigation by Parent and its counsel, Parent prepared and submitted to the Company a list of due diligence inquiries and information requests.

On May 12 and 13, 2011, representatives of the Company and Parent convened for a management presentation and series of discussions in Boston. Those present included Mr. Campbell, Mr. Steven C. Giuliano, the Company’s Senior Vice President and Chief Financial Officer, Ms. O’Connor, Mr. Alex Valcke, the Company’s Vice President of Innovation, Mr. Luis Fernandez-Moreno, Executive Vice President of the Company, Mr. Joseph Shaulson, Executive Vice President of the Company, Mr. Borgas, Mr. Colleluori, Mr. Haag, Ms. Jeanne Thoma, the head of Parent’s microbial control business, and Mr. Marc Funk, the Group General Counsel of Parent. Representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Parent, and Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to the Company, were also present. At this meeting, the parties conducted some preliminary diligence on each other’s businesses and discussed the broad terms of the structure of the two alternative transactions. Parent and the Company then discussed key due diligence items that Parent would need to confirm in order to proceed with discussions concerning the transaction. Following this meeting, Parent and its outside counsel prepared and submitted to the Company a supplemental due diligence and information request list.

On May 21, 2011, Parent’s Board of Directors reviewed a proposal made by Parent’s senior management team to acquire the Company. Following a discussion of the potential terms and conditions of such an acquisition, as well as the anticipated benefits and possible risks associated with such an acquisition, Parent’s Board of Directors authorized its senior management team to pursue negotiations for an acquisition of the Company.

On May 23, 2011, Mr. Borgas indicated to Mr. Campbell on a telephone conversation that Parent would be interested in pursuing an acquisition of all of the outstanding shares of capital stock of the Company at a price per share between $43.00 and $45.00. Mr. Campbell indicated that the proposed price range was not at a level that he believed reflected the value of the Company, but that he would communicate the proposal made by Mr. Borgas to the Company’s Board of Directors, if requested by Parent.

On May 25, 2011, Parent communicated its interest in pursuing an acquisition of all of the outstanding shares of capital stock of the Company in a written preliminary, non-binding indication of interest, which set forth the broad proposed transaction terms, including a proposed offer price between $44.00 and $46.00 per share in cash. The letter indicated that Parent was not interested in continuing discussions regarding the sale of its microbial control business.

On June 2, 2011, Parent instructed its outside counsel to prepare an initial draft of a merger agreement and to continue its due diligence review.

Also on June 2, 2011, the Company’s Board of Directors convened a special meeting at which members of the Company’s management and the Company’s advisors briefed the Company’s Board of Directors regarding the discussions with Parent and the May 25 proposal. The Company’s management reviewed the Company’s preliminary strategic plan on a stand-alone basis. Representatives of Cravath, Swaine & Moore LLP (“Cravath”), the Company’s outside counsel, advised the Company’s Board of Directors regarding its fiduciary duties and considerations for an appropriate sale process, and Morgan Stanley provided a preliminary valuation analysis. The Company’s Board of Directors considered various matters relating to the Company, its business, its alternatives and the May 25 proposal. In particular, based on conversations with the Company’s management and the Company’s advisors, the Company’s Board of Directors decided that the potential risks of contacting other potential bidders outweighed the potential benefits from doing so. The Company’s Board of Directors concluded that the price range expressed in the May 25 letter was not at a level that they believed reflected the value of the Company. The Company’s Board of Directors directed management to continue exploring a potential sale transaction with Parent and to seek a higher price.

On June 3, 2011, Mr. Campbell called Mr. Borgas and conveyed the position of the Company’s Board of Directors that the price range communicated in the May 25, 2011 proposal did not reflect the value of the Company, and that Parent would have to raise its price if it wished to continue discussions with the Company. They agreed to have their teams meet to discuss various matters that could affect valuation of the Company.

On June 6, 2011, Mr. Campbell and Mr. Borgas spoke by phone to finalize the agenda for such meetings on June 9 and 10, 2011.

Prior to the meetings commencing June 9, 2011, there were discussions between Morgan Stanley and J.P. Morgan regarding factors relevant to the valuation of the Company.

On June 9 and 10, 2011, the same members of Parent’s and the Company’s respective senior management teams that attended the Boston meetings (other than Alex Valcke, who did not attend) reconvened in London for a second management presentation and series of discussions focused on areas of the Company’s business that could affect valuation of the Company. Financial advisors of Parent and the Company were also present. At this meeting, the parties continued to discuss various due diligence questions, items and requests.

On June 15, 2011, Parent communicated its revised proposed transaction terms in a written preliminary, non-binding indication of interest to acquire all of the outstanding shares of capital stock of the Company for $47.00 per share in cash.

On June 16, 2011, the Company’s Board of Directors met to discuss the June 15 proposal. After a detailed discussion with management and its advisors, the Company’s Board of Directors directed management to proceed with negotiating the detailed terms of a sale to Parent and to continue to seek a higher purchase price.

On June 17 and June 19, 2011, Mr. Campbell and Mr. Borgas discussed the terms of Parent’s June 15 proposal. During these calls, Mr. Campbell pressed for a further increase in the price to be paid by Parent.

On June 21, 2011, following further discussions regarding the terms of the proposed transaction between Mr. Campbell and Mr. Borgas, Parent indicated that its best and final price was $47.20 per share. Parent also provided the Company with an initial draft of the Merger Agreement reflecting the broad transaction terms outlined in its revised preliminary, non-binding indication of interest.

Also on June 21, 2011, the Company opened an electronic data room to Parent and its advisors, and began the process of updating the data room with current financial, operational, regulatory, intellectual property, human resources, legal and other information concerning the Company and its subsidiaries.

On June 24, 2011, Parent received a revised draft of the Merger Agreement from Cravath.

Between June 28 and July 8, 2011, Mr. Borgas, Mr. Colleluori, Ms. Thoma, Mr. Funk and Mr. Scott Waldman, the General Counsel of Lonza America, Inc., Mr. Campbell, Ms. O’Connor, Mr. Giuliano, Mr. Shaulson and Mr. Joseph P. Lacerenza, the Company’s Senior Deputy General Counsel and Secretary, and Parent’s and the Company’s respective financial advisors and outside counsel engaged in a series of telephonic and face-to-face meetings in New York to discuss remaining due diligence items and to negotiate the terms and conditions of the Merger Agreement, including the conditions to the consummation of the Offer, the circumstances in which the Company could consider unsolicited third party acquisition proposals, the amount of and terms associated with the termination fee, the qualifications to the Company’s representations and warranties and certain provisions intended to protect certain employee benefits. During this period, Parent and Jenner & Block continued to review additional due diligence materials made available by the Company and engaged in a more detailed discussion regarding the terms and timeline for the proposed transaction.

On June 30, 2011, Parent’s Board of Directors convened to discuss the proposed terms of the Merger Agreement and to receive an update regarding the due diligence process and the status of negotiations for the proposed transaction. After extensive discussions among members of Parent’s Board of Directors and Parent’s management team involved in the negotiation of the proposed transaction, Parent’s Board of Directors approved the broad terms of the Merger Agreement and authorized management to continue the negotiation of unresolved terms within guidelines specified by Parent’s Board of Directors. Parent’s Board of Directors also approved the terms of the proposed financing being negotiated by Parent’s senior management team in connection with the proposed transaction. In addition, Parent’s Board of Directors appointed Mr. Rolf Soiron, the Chairman of Parent’s Board of Directors, and Mr. Borgas to a newly-established committee to which Parent’s Board of Directors delegated authority to approve the final terms and conditions of the proposed transaction, including the final negotiated terms of the Merger Agreement and related transaction financing agreements within the guidelines specified by the Board of Directors.

In the late afternoon of July 8, 2011, the Company’s Board of Directors convened to consider the proposed Merger Agreement. At the meeting, Cravath provided a summary of the material terms of the Merger Agreement and Morgan Stanley provided financial analyses of the terms of the Offer and the Merger. Morgan Stanley expressed its opinion that, as of such date, the consideration to be received by the holders of shares of Company Common Stock in the Offer was fair to such holders from a financial point of view. After considering the input of management and its advisors, the members of the Company’s Board of Directors unanimously (a) declared that the Merger

Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders; (b) adopted the form, terms and conditions of the Merger Agreement and Plan of Merger; (c) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (d) recommended that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favor of approval of the Merger Agreement and Plan of Merger.

Between July 8 and July 10, 2011, the parties and their advisors finalized the Merger Agreement and the related documentation.

On the morning of July 10, 2011, Mr. Soiron and Mr. Borgas convened and unanimously approved the final negotiated terms of the proposed transaction, including the terms and conditions of the Merger Agreement and authorized the appropriate officers for each of Parent and Purchaser to execute the Merger Agreement.

Later on the morning of July 10, 2011, Parent executed financing commitment documentation with its lending institutions. Shortly thereafter, the Company, Parent and Purchaser executed the Merger Agreement.

On the morning of July 11, 2011, before the opening of the SIX Swiss Stock Exchange, Parent and the Company issued a joint press release announcing the transaction.

On July 15, 2011, Purchaser commenced the Offer.

12. Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer and the Merger is to acquire the entire equity interest in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire the entire equity interest in the Company not purchased pursuant to the Offer or otherwise.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to Parent’s beneficial ownership of Shares following such purchase; provided that until the Effective Time, the Company Board shall have at least two members who were directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act. Parent currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Parent, Purchaser or their respective affiliates to serve as directors of the Company. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to shareholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation on the Company Board would permit us to exert substantial influence over the Company’s conduct of its business and operations. In addition, if we accept for payment and pay for more than two-thirds (66 2/3%) of the outstanding Shares, we expect to merge with and into the Company. As soon as practicable after consummation of the Offer, we are obligated to consummate the Merger pursuant to the Merger Agreement and Plan of Merger. Following the Merger, the directors of Purchaser will be the directors of the Company. See “Section 13—The Transaction Documents—The Merger Agreement.”

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company and from time to time, to conduct a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s business.

Under the terms of the Merger Agreement, the Company is prohibited from declaring or paying dividends. Consequently, the Company will discontinue its policy of paying a quarterly dividend.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s Board or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

Shareholder Approval. Under the VSCA, if we acquire, pursuant to the Offer or otherwise (including as a result of exercise of the Top-Up Option), at least 90% of the outstanding Shares, we could, and we intend to, effect the Merger under the short-form merger provisions of the VSCA without prior notice to, or any action by, any other Company shareholder. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Plan of Merger by the Company’s shareholders. Approval of the Merger Agreement and the Merger requires the approval of the holders of more than two-thirds (66 2/3%) of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other Company shareholder, to satisfy the shareholder approval requirement to approve the Merger.

Appraisal Rights. Holders of Shares will not have appraisal or dissenters’ rights as a result of the Offer and it is expected that holders of Shares will not have appraisal or dissenters’ rights in connection with the Merger. The Company is a Virginia corporation, and therefore the existence or lack of appraisal rights is governed by the VSCA. Pursuant to Section 13.1-730 of the VSCA, a shareholder of a Virginia corporation is generally entitled to appraisal rights and to obtain fair value for shares upon the consummation of a merger to which the Virginia corporation is a party if (i) shareholder approval is required for the merger pursuant to applicable provisions of the VSCA or (ii) the Virginia corporation is a subsidiary that has merged with its parent entity pursuant to applicable provisions of the VSCA. Notwithstanding this general rule, however, there are no appraisal rights with respect to a merger in favor of any holder of securities which, on the day before the effective date of such merger (if no shareholder vote is required to approve the merger), or on the record date fixed by the corporation’s board of directors to determine the shareholders entitled to receive notice of and to vote at the shareholder meeting at which such plan of merger is to be acted upon (if a shareholder vote is required to approve the merger), are listed on the New York Stock Exchange or other national security exchange, unless such holder is required by such merger to accept any merger consideration other than cash. In the Merger, each issued and outstanding share that is not purchased by Purchaser in the Offer will be converted into the right to receive an amount in cash equal to the Offer Price, and no other form of consideration. It also is anticipated that the Shares will continue to be listed on the New York Stock Exchange on the day before the effective date of such merger (if no shareholder vote is required to approve the merger), or on the record date of the shareholders’ meeting, if any such shareholders’ meeting is required to vote on the Merger. Accordingly, it is expected that holders of Shares will not have appraisal rights as a result of the Merger.

13. The Transaction Documents.

The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 9—Certain Information Concerning Purchaser and Parent” above.

The Offer. The Merger Agreement provides for the making of the Offer by Purchaser as promptly as reasonably practicable, but in no event later than five (5) business days after execution of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition, the Antitrust Condition and the other conditions set forth in “Section 15—Conditions of the Offer.” The Merger Agreement provides that each Company shareholder who tenders Shares in the Offer will receive

$47.20 for each Share tendered, net to the shareholder in cash, less any required withholding of taxes. Without the prior written consent of the Company, Purchaser will not, and Parent will not permit Purchaser to:

•	decrease the Offer Price or change the form of the consideration payable in the Offer;

•	decrease the number of Shares subject to the Offer;

•	waive or change the Minimum Tender Condition or the Termination Condition (as defined below);

•	add to the conditions of the Offer set forth in “Section 15—Conditions of the Offer;”

•	terminate or extend or otherwise amend or modify the Expiration Date, except as required and described under “—Mandatory Extensions of the Offer” below; or

•	amend, modify or supplement any conditions of the Offer or any term of the Offer in a manner that is adverse to the holders of Shares.

Mandatory Extensions of the Offer. The Merger Agreement obligates Purchaser to extend the Offer from time to time if, on the Expiration Date, any condition to the Offer has not been satisfied or waived. Any individual extension of the Offer may not exceed five (5) business days, without the consent of the Company, and in no event shall Purchaser be required to extend the Offer beyond the Walk-Away Date.

The Merger Agreement obligates Purchaser, subject to satisfaction of the conditions set forth in “Section 15—Conditions of the Offer,” to accept for payment and pay for, as soon as practicable (and, in any event, no more than three (3) business days) after the Expiration Date, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Purchaser has the right to extend the Offer, without the consent of the Company, for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer.

Subsequent Offering Period. The Merger Agreement permits Purchaser to provide for, in accordance with Rule 14d-11 of the Exchange Act, a Subsequent Offering Period, and requires such a Subsequent Offering Period if fewer than 90% of the total Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the exercise of the Top-Up Option immediately following Purchaser’s acceptance for payment of Shares tendered in the Offer (the time of such acceptance, the “Acceptance Time”). See “Section 1—Terms of the Offer.”

Offer Funds. The Merger Agreement provides that Parent will provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Directors. The Merger Agreement provides that upon the purchase of Shares pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Company Board that is in the same proportion as the number of Shares then beneficially owned by Parent, Purchaser and their respective subsidiaries to the total number of Shares outstanding. At the request of Parent, the Company is required under the Merger Agreement to take all actions necessary to cause Parent’s designees to be elected or appointed to the Company Board. Subject to applicable law (including, to the extent applicable prior to the Effective Time, the continued listing requirements of the NYSE), at the request of Parent, the Company is also required to take all actions necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board and the board of directors (or similar body) of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

The Merger Agreement provides that, prior to the Acceptance Time, the Company will obtain and deliver to Parent and Purchaser copies of duly executed, irrevocable resignation letters from such members of the Company Board necessary to allow the Company to comply with the foregoing, and any failure to do so will constitute a failure of a condition to the Offer. See “Section 15—Conditions of the Offer” below.

Following the closing of the Offer and until the Effective Time, the Company Board will have at least two Independent Directors who qualify as independent directors within the meaning of Rule 10A-3 under the Exchange Act. If the number of Independent Directors is reduced to less than two, then the remaining Independent Director (or if no Independent Director then remains, the other directors) will be entitled to designate persons to fill such vacancies.

Following the election or appointment of Parent’s designees and until the Effective Time, the approval of each Independent Director will be required to authorize:

•	any termination of the Merger Agreement by the Company;

•	any amendment of the Merger Agreement by the Company;

•	any extension of time for performance of any obligation or other acts under the Merger Agreement by Parent or Purchaser;

•	any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement;

•	any amendment to the articles of incorporation or bylaws of the Company; or

•

except for transactions in accordance with the Merger Agreement, any transactions between the Company or any of its subsidiaries on the one hand, and Parent or any of its Affiliates (other than the Company and its subsidiaries) on the other.

Top-Up Option. Pursuant to the Merger Agreement, the Company has granted to Parent and Purchaser, the Top-Up Option, to purchase from the Company the lowest number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of such exercise, will constitute one Share more than 90% of the then outstanding Shares (determined on a fully diluted basis) after giving effect to the issuance of all Shares subject to the Top-Up Option. The Top-Up Option may be exercised only if Parent and Purchaser do not then own 90% or more of the then outstanding Shares (determined on a fully diluted basis). The Top-Up Option may be exercised, in whole and not in part, only once, (i) following the expiration of the Offer or any Subsequent Offering Period and (ii) prior to the fifth business day after the applicable expiration date of the Offer or any Subsequent Offering Period. The Top-Up Option, however, may not be exercised to the extent:

•

any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority (collectively, “Restraints”) has the effect of prohibiting the exercise of the Top-Up Option or preventing the issuance and delivery of the Shares in respect of such exercise shall be in effect; or

•	the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares.

The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be determined by multiplying the number of such Shares by the per Share Offer Price. Such purchase price may be paid by Purchaser by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. Any such promissory note will be full recourse against Parent and Purchaser; will bear interest at the per annum rate of interest equal to the per annum prime lending rate prevailing from time to time during the applicable period, as published in The Wall Street Journal; will mature on the first anniversary of the date of execution and delivery of such promissory note; may be prepaid in whole or in part without premium or penalty; and will have no other material terms.

The Merger. The Merger Agreement and the Plan of Merger provide that, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation as an indirect wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, each Share outstanding will be converted into the right to receive a cash amount equal to the per Share Offer Price, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of Shares owned by any subsidiary of the Company and any Shares owned by Parent, Purchaser or any of their respective subsidiaries, which shall be cancelled.

The Merger Agreement provides that if, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent and Purchaser and their respective subsidiaries collectively represent at least 90% of the then outstanding Shares, the parties to the Merger Agreement will cause the Merger to be completed as promptly as reasonably practicable without a meeting of the shareholders of the Company by way of a short-form merger in accordance with the VSCA.

If, however, a meeting of shareholders of the Company is required to approve the Merger in accordance with applicable law, the Company has agreed pursuant to the Merger Agreement that it will, among other things, (i) prepare and file with the SEC a proxy or information statement relating to the Merger Agreement (the “Proxy Statement”), (ii) include in the Proxy Statement, except to the extent the Company Board has effected or effects a Company Adverse Recommendation Change (as defined below) prior to the Acceptance Time in accordance with the terms of the Merger Agreement, (A) the recommendation of the Company Board that holders of Shares vote in favor of the approval of the Merger Agreement and the Plan of Merger, (B) the opinion of Morgan Stanley, (iii) use its reasonable efforts to resolve any comments made by the SEC (in consultation with Parent) with respect to the Proxy Statement as promptly as reasonably practicable after the receipt thereof, (iv) mail the Proxy Statement to its shareholders, (v) solicit from holders of Shares proxies in favor of the approval of the Merger Agreement and the Plan of Merger, and (vi) acting through the Company Board, duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable following clearance with the SEC of the Proxy Statement for the purpose of voting on the approval of the Merger Agreement and the Plan of Merger. Pursuant to the Merger Agreement, and in accordance with the VSCA and the Company’s articles of incorporation, if the approval of shareholders is required in order to consummate the Merger, the Merger will require the approval of the Merger Agreement and the Plan of Merger by the holders of more than two-thirds (66 2/3%) of the outstanding Shares, including the Shares owned by Purchaser, which Shares (including those acquired in connection with the consummation of the Offer) Purchaser and Parent have agreed to vote in favor of approval of the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Merger.

Stock Options. The Merger Agreement provides that prior to the Acceptance Time, the Company will take all actions necessary to provide that each option outstanding immediately prior to the Acceptance Time (whether or not then vested or exercisable) shall be cancelled and terminated and converted at the Acceptance Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the option. For purposes of the Merger Agreement, “Option Consideration” means, with respect to any Share issuable under a particular option, an amount equal to the excess, if any, of the Offer Price over the exercise price payable in respect of such Share issuable under such option.

Restricted Stock Unit Awards and Company Performance Unit Awards. Prior to the Acceptance Time, the Company will take all actions necessary to provide that each restricted stock unit award and each performance unit award outstanding immediately prior to the Acceptance Time shall be cancelled and terminated and converted at the Acceptance Time into the right to receive a cash amount equal to the Unit Award Consideration. For purposes of the Merger Agreement, “Unit Award Consideration” means an amount equal to the sum of (i)(A) the Offer Price multiplied by (B) the number of shares of Shares subject to (or, in the case of cash-settled awards, deemed to be subject to) such restricted stock unit award or such performance unit award at the Acceptance Time (assuming, in the case of any performance unit award or restricted stock unit award subject to performance conditions, attainment of all applicable performance goals at the “target” level for 100% payout as set forth in the applicable award agreement) and (ii) any accrued and unpaid dividend equivalents with respect to dividends paid prior to the date of the Merger Agreement with respect to such restricted stock unit award or such performance unit award (in the case of any performance unit award or restricted stock unit award subject to performance conditions, to the extent that the Shares subject thereto (or, in the case of cash-settled awards, deemed to be subject thereto) are covered by the immediately preceding clause (B)).

Phantom Share Awards. Prior to the Acceptance Time, the Company will take all actions necessary to provide that each phantom share award outstanding immediately prior to the Acceptance Time shall be cancelled and terminated and converted at the Acceptance Time into an obligation of the Surviving Corporation to pay the holder of such phantom share award an amount in cash equal to the Phantom Share Award Consideration. For purposes of the Merger Agreement, “Phantom Share Award Consideration” means an amount equal to the Offer Price multiplied by the number of Shares subject to (or, in the case of cash-settled awards, deemed to be subject to) such phantom share award at the Acceptance Time.

Articles of Incorporation, Bylaws, Directors and Officers. The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation (except that the name of the Surviving Corporation will be “Arch Chemicals, Inc.”), until amended. The bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation (except that the name of the Surviving Corporation will be “Arch Chemicals, Inc.”), until amended as provided therein, by the articles of incorporation of the Surviving Corporation or by applicable law. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to, its corporate organization, capitalization, subsidiaries, authority, consents and approvals, SEC filings and internal controls, financial statements, absence of undisclosed liabilities, the absence of certain changes or events, legal proceedings, compliance with laws and permits, taxes and tax returns, employee benefits plans and employment arrangements (including approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act), labor and employment matters, environmental matters, material contracts, properties, intellectual property matters, regulatory matters, the opinion of Morgan Stanley, broker’s fees, state takeover laws, related party transactions and information to be included in the Schedule 14D-9, the Proxy Statement and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement. Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, their organization, authority, consents and approvals, broker’s fees, financing, ownership of securities of the Company and information to be included in the Offer documents, the Proxy Statement and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement.

The Merger Agreement contains a representation that each of the Company and its subsidiaries has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, development, circumstance or occurrence (each an “Effect”) that has a material adverse effect on the results of operations, financial condition, assets, business or properties of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: any Effect (A) generally affecting (1) the industries in which the Company and its subsidiaries operate (including changes in commodity prices) or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) arising out of, resulting from or attributable to (1) changes or prospective changes in law or in generally accepted accounting principles in the U.S. or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (2) the negotiation, execution or announcement of the Merger Agreement (other than for purposes of any representation or warranty contained in Section 4.3 of the Merger Agreement), (3) natural disasters or acts of war (whether or not declared), sabotage or terrorism, any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (4) any action taken by the Company or its subsidiaries that is required by the Merger Agreement (other than obligations to operate in the ordinary course) or with the written consent, or at the written request, of Parent, or the failure to take any action by the Company if that action is prohibited by the Merger Agreement to the extent that the Company fails to receive any required consent from Parent after delivering a written request therefor to Parent a reasonable period of time prior to the time such action was to have been taken, (5) any change or prospective change in the Company’s credit ratings, (6) any decline in the market price, or change in trading volume, of the capital stock of the Company or (7) any failure to meet any projections, forecasts, guidance, estimates, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (5), (6) and (7) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (4) hereof) is a Company Material Adverse Effect); provided further, however, that any Effect referred to in clause (A), clause (B)(1) or clause (B)(3) may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its subsidiaries operate.

The representations and warranties will not survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for willful and material breach.

The Merger Agreement has been filed as an exhibit to the Schedule TO and this summary of the terms of the Merger Agreement has been included in this Offer to Purchase to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about the Company or Parent without consideration of the entirety of public disclosure by the Company, including as set forth in the Company’s public reports filed with the SEC, and Parent. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. The Company and Parent will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Operating Covenants. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their business in the ordinary course consistent with past practice, to use commercially reasonable efforts to maintain and preserve intact their present business organizations and the goodwill of those having business relationships with them and to retain the services of their present officers and key employees.

The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company and its subsidiaries prior to the Effective Time, which provide that, subject to certain exceptions, including as contemplated or permitted by the Merger Agreement, the Company and its subsidiaries will not, without the prior written consent of Parent, take any of the following actions:

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issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock; redeem, purchase or otherwise acquire any of its outstanding shares of capital stock; declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such; split, combine, subdivide or reclassify any shares of its capital stock; or

amend or waive any of its rights under, or accelerate the vesting under, any provisions of the Company stock plans or related agreements;

•

incur or assume any indebtedness for borrowed money or guarantee any or issue or sell any debt securities or other rights to acquire any debt securities, other than (i) certain intercompany agreements, (ii) letters of credit issued in the ordinary course of business consistent with past practice, (iii) borrowings in the ordinary course of business under the Company’s revolving credit facility, (iv) any other indebtedness incurred in the ordinary course of business in an aggregate principal amount that is not in excess of $10 million, (v) indebtedness incurred in connection with certain refinancing, and (vi) borrowings from the Company by its subsidiaries;

•

sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any lien any of its properties or assets to any person, except sales of inventory in the ordinary course of business consistent with past practice, dispositions of obsolete or worthless assets, certain intercompany transfers, or dispositions below specified thresholds;

•

make any capital expenditure or expenditure which (i) involves the purchase of real property or (ii) is in excess of $1 million individually or $5 million in the aggregate, other than those contemplated under the Company’s capital expenditure plan;

•

directly or indirectly acquire (i) any entity, division, business or equity interest of any entity or (ii) except in the ordinary course of business consistent with past practice, any assets that, individually, have a purchase price in excess of $1 million or, in the aggregate, have a purchase price in excess of $5 million, other than capital expenditures;

•	make any investment in, or loan or advance funds to, any person or entity in excess of $1 million, except to its subsidiaries or in the ordinary course of business consistent with past practice;

•	enter into, terminate or amend certain material contracts, or waive any rights thereunder;

•

increase the compensation of any of its directors, officers or employees or adopt, enter into, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement, except in each case (i) as required pursuant to the terms of any Company plan or arrangement in effect on the date of the Merger Agreement and (ii) any action in the ordinary course of business with respect to current or future employees (other than executive officers) that are not material;

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make or change any election, file any amendment, enter into any closing agreement, settle any claim or assessment or surrender any right to claim a refund or obtain a ruling, in each case with respect to any taxes or tax returns that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole;

•	make any material changes in financial or tax accounting methods, principles or practices;

•	amend its charter, bylaws or similar organizational documents;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

•	pay, discharge, settle or satisfy any claims, liabilities or obligations;

•	settle any litigation, proceeding or investigation, in each case in excess of $2 million individually or $5 million in the aggregate; or

•	take any action to increase the vote required for shareholder approval of the Merger.

Company Board Recommendation. The Company has represented to Parent and Purchaser in the Merger Agreement that the Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions:

(a) adopting the Merger Agreement and the Plan of Merger and approving the transactions contemplated by the Merger Agreement;

(b) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders;

(c) recommending that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

(d) recommending, if required by law, that the shareholders of the Company vote their Shares in favor of approval of the Merger Agreement and the Plan of Merger; and

(e) electing to make inapplicable Article 14 (Affiliated Transactions) of the VSCA, to the extent it might otherwise apply to the Merger Agreement, the Plan of Merger, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

No Solicitation. In the Merger Agreement, the Company has agreed that it will not, and it will cause its subsidiaries and its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants agents and other representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries or proposals that constitute a Takeover Proposal (as defined below);

•	participate in any discussions or negotiations with any third party regarding any Takeover Proposal; or

•

enter into any merger or other agreement, agreement in principle, letter of intent, term sheet, joint venture agreement, partnership agreement or other similar instrument constituting or related to any Takeover Proposal.

The Merger Agreement also requires the Company to, and to cause its subsidiaries and its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants agents and other representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to a Takeover Proposal, and use reasonable best efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided within the last year to such parties by the Company, its subsidiaries or representatives.

“Takeover Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its subsidiaries (including securities of subsidiaries) equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions or by merger, consolidation or otherwise) of 15% or more of any class of equity securities of the Company or (C) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of the Company, other than the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, if after the date of the Merger Agreement and prior to the Acceptance Time the Company Board receives an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement but prior to the Acceptance Time, in circumstances not involving a breach of the Merger Agreement, and the Company Board determines in its good faith judgment that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), then the Company may, at any time prior to the Acceptance Time (but in no event after the Acceptance Time) and after providing Parent not less than 24 hours prior written notice of such determination by the Company Board (A) furnish information with respect to the Company and its subsidiaries to the person making such Takeover Proposal, but only after such person enters into a customary confidentiality agreement with the Company (which confidentiality agreement must be no less restrictive with respect to the confidentiality treatment of information by such person than the Confidentiality Agreement), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company provides Parent, in accordance with the terms of the Confidentiality Agreement, any non-public information with respect to the Company furnished to such other person which was not previously furnished to Parent and (B) participate in discussions and negotiations with such person regarding such Takeover Proposal.

The Company must also promptly advise Parent, orally and in writing, of any Takeover Proposal, and must, in any such notice to Parent, indicate the identity of the person making such Takeover Proposal and the terms and conditions of such Takeover Proposal (and must include with such notice copies of any written materials received from or on behalf of such person relating to such Takeover Proposal), and thereafter must promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal (and the Company must provide Parent with copies of any additional written materials received that relate to such Takeover Proposal) and of the status of any such discussions or negotiations.

“Superior Proposal” means a bona fide written offer, obtained after the date of the Merger Agreement but prior to the Acceptance Time and not in breach of the Merger Agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis, made by a third party, which the Company Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of national reputation) to be more favorable to the Company’s shareholders from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taking into account at the time of determination (i) any changes to the terms of the Merger Agreement that as of that time had been proposed by Parent in writing and (ii) the financial, regulatory, legal and other aspects and terms of such proposal and the third party.

Except as permitted under the circumstances described in the following paragraph, neither the Company Board nor any committee thereof is permitted to (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the recommendation by the Company Board that shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant thereto and approve the Merger Agreement (the “Company Board Recommendation”) or (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize the Company or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (each, a “Company Acquisition Agreement”).

Notwithstanding the foregoing, (x) the Company Board may withdraw or modify the Company Board Recommendation, or recommend a Takeover Proposal, if the Company Board determines in its good faith judgment, after consulting with outside counsel, that the failure to make such withdrawal, modification, or recommendation would be inconsistent with the Company Board’s fiduciary duties to the Company’s shareholders under Virginia Law, and (y) if the Company Board receives after the date of the Merger Agreement but before the Acceptance Time an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of the Merger Agreement and that the Company Board determines in its good faith judgment constitutes a Superior Proposal, the Company Board may, in response to such Superior Proposal and after the expiration of the five business day period described below (but in no event later than the Acceptance Time), enter into a Company Acquisition Agreement with respect to such Superior Proposal if the Company shall have concurrently with entering into such Company Acquisition Agreement terminated the Merger Agreement as described under clause (c)(ii) under “—Termination” below and paid the Termination Fee (as defined below) as described under “—Termination” below, but only after the fifth business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board is prepared to enter into a Company Acquisition Agreement with respect to such Superior Proposal (which notice must include the most current versions of such agreement and proposal) and terminate the Merger Agreement, and only if, during such five business day period, the Company and its representatives shall have negotiated in good faith with Parent and Parent’s representatives to make such adjustments in the terms of the Merger Agreement as would enable Parent to proceed with the transactions contemplated by the Merger Agreement on such adjusted terms and, at the end of such five business day period, after taking into account any such adjusted terms as may have been proposed by Parent since its receipt of such written notice, the Company Board has again in good faith made the determination referred to above in this clause (y). In the event of any material change to the material terms of a Superior Proposal, the Company shall, in each case, make the determination referred to above in clause (y), except that the notice period shall be at least three business days (rather than the five business days otherwise contemplated by clause (y) above).

Nothing under the “No Solicitation” heading above will prohibit the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its shareholders required pursuant to the rules and regulations of the SEC if the Company Board determines, in its good faith judgment, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable law; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.3(c) of the Merger Agreement.

Offer Documents. Subject to the terms and conditions provided in the Merger Agreement, each of the Company, Parent and Purchaser has agreed to promptly correct any information provided for inclusion in the Schedule TO and the other Offer documents or the Schedule 14D-9 if and to the extent such information has become false or misleading in any material respect and each party has further agreed to cause the Schedule TO and the other Offer documents or the Schedule 14D-9 as so corrected to be filed with the SEC and to cause the Offer documents and the Schedule 14D-9 as so corrected to be disseminated to the shareholders of the Company, in each case, as and to the extent required by applicable U.S. federal securities laws.

Reasonable Best Efforts. Subject to the terms and conditions of the Merger Agreement and the limitations set forth therein, each of the parties to the Merger Agreement has agreed to cooperate with the other parties and use their respective reasonable best efforts, as applicable, to:

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take all actions necessary, proper or advisable to consummate, in the most expeditious manner practicable, the Offer and the Merger (including any required or recommended filings under applicable Antitrust Laws);

•

obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Offer and the Merger;

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated under the Merger Agreement and to fully carry out the purposes of the Merger Agreement;

•	take certain actions to fulfill the Antitrust Condition by making certain regulatory filings, including those specified in “Section 16—Certain Legal Matters; Regulatory Approvals—Antitrust;”

•

take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable the Offer or the Merger, and, if any such law becomes applicable, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law; and

•

subject to the provisions described under the heading “No Solicitation” above, make solicitations and recommendations to the Company’s shareholders for purposes of causing the Minimum Tender Condition to be satisfied.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Non-U.S. Antitrust Laws (as defined above) and all other applicable laws issued by a governmental authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

The Merger Agreement provides that Parent, Purchaser and the Company will supply certain additional information and take certain actions to obtain governmental consents (including as required by Antitrust Laws) to enable the consummation of the Offer and the Merger as promptly as practicable, and in any event prior to the Walk-Away Date, including negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, licensing or disposition or the restricted use or operation (a “Divestiture or Restriction”) of assets, properties or businesses, provided that nothing shall require Parent to agree to a Divestiture or Restriction of any assets, properties or businesses of Parent and its subsidiaries not primarily used in their biocides business or any assets, properties or businesses that would reasonably be expected to be material, individually or in the aggregate, to the revenues or profitability of the combined biocides businesses of Parent, the Company and their respective subsidiaries. The Company will not, without Parent’s prior written consent, commit to any Divestiture or Restriction of any assets, properties or businesses or agree to any other restriction on its business. Under no circumstances will Parent or the Company be required to negotiate, commit to or effect any Divestiture or Restriction of any assets, properties or businesses unless such Divestiture or Restriction is conditioned upon the occurrence of the Acceptance Time. No party to the Merger Agreement is required to contest or otherwise resist any administrative or judicial action or proceeding brought by a governmental authority challenging any of the transactions contemplated by the Merger Agreement as violative of any antitrust law.

Subject to the terms of the Merger Agreement, Parent and the Company will provide each other with information, notice and reasonable assistance in connection with filings or submissions under the HSR Act, Non-U.S. Antitrust Laws or otherwise required by a governmental authority in connection with the Offer and the Merger, including any responses to inquiries or requests for additional information from, the Federal Trade Commission (the “FTC”), the Department of Justice (the “DOJ”) and any other governmental authority regarding the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Notwithstanding anything to the contrary contained in the Merger Agreement, each of Parent and Purchaser will take all action necessary to ensure that Parent and Purchaser obtain the financing necessary to fund the Offer, the Merger, and any other transactions in accordance with the terms and conditions set forth in the Merger Agreement.

Approval of Compensation Actions. The Merger Agreement provides that, prior to the Expiration Date, the Company (acting through the compensation committee of the Company Board) will take all such actions as may be required to approve or ratify, as an employment compensation, severance or other employee benefit arrangement, for purposes of the safe harbor provisions contained in Rule 14d-10 under the Exchange Act, compensation and benefit arrangements providing for additional compensation, enhanced benefits (including severance benefits), accelerated payment or vesting of benefits or other similar benefits or enhancements in connection with the Offer or the Merger (either alone or in combination with any other event).

Access to Information. Subject to applicable law relating to the exchange of information, the Merger Agreement provides that during the period prior to the Effective Time or the termination of the Merger Agreement, the Company will give Parent and its representatives reasonable access, during normal business hours (with certain limited restrictions), to the properties, books, contracts, commitments, records and correspondence, officers, employees, accountants, counsel, financial advisors and other representatives of the Company and its subsidiaries.

Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors (collectively, the “Indemnitees”) as provided in the Company’s articles of incorporation and bylaws, the organizational documents of any of its subsidiaries or any indemnification agreement between such Indemnitee and the Company or any of its subsidiaries (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their respective terms with respect to any claims against any such Indemnitee arising out of such acts or omissions prior to the Effective Time and (iv) shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnitee. Parent has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

Parent has agreed to obtain, at the Acceptance Time, prepaid run-off directors’ and officers’ liability insurance policies and fiduciary liability policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning at the Acceptance Time and ending six years from the Effective Time, covering each Indemnitee and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnitee than those of the Company’s existing directors’ and officers’ liability insurance policies and fiduciary liability policies as of the date of the Merger Agreement (the “Existing D&O Policies”); provided, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies (the “Maximum Amount”); provided further that if the annual premium of such insurance coverage exceeds the Maximum Amount, Parent or the Surviving Corporation have agreed to obtain the most advantageous policy available for an annual premium equal to the Maximum Amount; and provided further that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnitee.

In the event that (i) Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent has agreed to cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in Section 6.8 of the Merger Agreement.

The obligations of Parent and the Surviving Corporation under this “Indemnification and Insurance” heading will not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom such obligations apply without the consent of such affected Indemnitee. The indemnification and insurance provisions are intended to be for the benefit of, and will be enforceable by, each Indemnitee, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnitee is entitled, whether pursuant to law, contract or otherwise.

Public Announcements. Under the terms of the Merger Agreement, neither the Company nor Parent is permitted to issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to the Offer, the Merger, the Merger Agreement or the other transactions contemplated thereby without the prior consent of the other party (which consent may not be unreasonably withheld or delayed), except as may be required by law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release, in which case such party may not issue or cause the publication of such press release or other public announcement without prior consultation with the other party.

Delisting; Deregistration. The Company has agreed to cooperate with Parent and to use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act promptly after the Effective Time.

Notifications. The Company has agreed to promptly notify Parent, and Parent has agreed to promptly notify the Company, of (i) any notice or other communication received by such party from any governmental authority in connection with the transactions contemplated by the Merger Agreement or from any person alleging that the consent of such person is or may be required in connection with such transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the transactions contemplated by the Merger Agreement, or (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any condition of the offer set forth in “Section 15—Conditions of the Offer” not to be satisfied.

Shareholder Litigation. The Company has agreed to give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by the Merger Agreement. The Company is not permitted to agree to any settlement with respect to such litigation without Parent’s prior written consent, which will not be unreasonably withheld or delayed.

Employee Matters. During the six (6) month period after the Acceptance Time, the Merger Agreement provides that Parent will provide or cause the Company and the Surviving Corporation to provide to continuing employees who are employed primarily in the United States (other than any person who is employed pursuant to a collective bargaining agreement or union contract): (i) employee benefits and wages and salaries (excluding equity awards and severance) that are comparable in the aggregate to customary industry levels or those provided by Parent to similarly situated employees and (ii) severance and termination benefits no less favorable than the severance and termination benefits that continuing employees would have been eligible to receive pursuant to the Company’s arrangements that would have determined such continuing employee’s severance and termination benefits immediately prior to the Acceptance Time (including service with any predecessor employer of the Company or its affiliates to the extent such service with the predecessor employer is recognized by the Company or its affiliates). In addition, Parent will or will cause Surviving Corporation to, give credit under the Surviving Corporation’s plans for service with the Company and its affiliates to the extent such credit would not result in a duplication of benefits.

Conditions to the Offer. See “Section 15—Conditions of the Offer.”

Conditions to the Merger. The obligations of each party to consummate the Merger are subject to the satisfaction (or waiver, if permissible under applicable law) at or before the Effective Time of the following conditions:

•	if required by applicable law, the Merger Agreement has been approved by the shareholders of the Company;

•	no Restraint shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

•	Purchaser has accepted for purchase and paid for Shares tendered pursuant to the Offer.

Neither Parent nor Purchaser may rely on the failure of any condition set forth above or set forth in “Section 15—Conditions of the Offer.” to be satisfied if such failure was caused by the failure of Parent or Purchaser to perform any of its obligations under the Merger Agreement, to act in good faith or to use the standard of efforts required to be used by such party pursuant to the Merger Agreement to consummate the transactions contemplated thereby, including as required by and subject to Section 6.4 of the Merger Agreement. The Company may not rely on the failure of any condition set forth above to be satisfied if such failure was caused by its failure to perform any of its obligations under the Merger Agreement, to act in good faith or to use the standard of efforts required to be used by it pursuant to the Merger Agreement to consummate the transactions contemplated thereby, including as required by and subject to Section 6.4 of the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Offer and the Merger abandoned at any time before the Acceptance Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

(a) by the mutual written consent of the Company and Parent, duly authorized by the Company Board; or

(b) by either of the Company or Parent:

(i) if any Restraint shall be in effect having the effect of enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal and such Restraint is or has become final and nonappealable; provided, however, that the right to terminate the Merger Agreement under this clause (b)(i) will not be available to a party if such Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement; or

(ii) if the Offer shall have expired pursuant to its terms (taking into account all extensions made in accordance with the terms of the Merger Agreement) without any Shares being purchased therein; provided, however that the right to terminate the Merger Agreement under this clause (b)(ii) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of Purchaser to purchase Shares in the Offer; or

(iii) if no Shares shall have been purchased pursuant to the Offer on or before the Walk-Away Date of April 10, 2012; provided, however, that the right to terminate the Merger Agreement under this clause (b)(iii) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Offer to be so consummated by the Walk-Away Date; or

(c) by the Company:

(i) if Purchaser shall have failed to commence the Offer on or prior to July 15, 2011; provided, however that the Company may not terminate the Merger Agreement pursuant to this clause (c)(i) if the Company is in material breach of Article I of the Merger Agreement; or

(ii) if, prior to the Acceptance Time, the Company concurrently enters into a definitive Company Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.3 of the Merger Agreement; provided that (x) prior to or simultaneously therewith the Company shall have paid or caused to be paid the applicable Termination Fee to Parent in accordance with Section 8.3 of the Merger Agreement (as described below) and (y) the Company shall also have complied with all the other requirements of Section 6.3 of the Merger Agreement; or

(iii) if Parent or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) has had and would reasonably be expected to, individually or in the aggregate, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions and (B) has not been cured or is not capable of being cured prior to the Walk-Away Date;

(d) by Parent:

(i) if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company Board or any committee thereof shall have failed to publicly reconfirm the

Company Board Recommendation within 10 business days after receipt of a written request from Parent that it do so if such request is made following (x) the public announcement of any Takeover Proposal, (y) the making of any Takeover Proposal directly to the Company’s shareholders or (z) any Takeover Proposal becoming otherwise publicly known; or

(ii) if the Company breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the conditions set forth in clause (c)(ii) of “Section 15—Conditions of the Offer” and (B) has not been cured or is not capable of being cured prior to the Walk-Away Date.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become null and void, other than certain specified provisions, which will survive any such termination; provided, that no party will be relieved from liability for fraud or any willful and material breach of the Merger Agreement.

Termination Fee. The Company has agreed in the Merger Agreement to pay Parent a fee in immediately available funds equal to $40 million (the “Termination Fee”) if:

(1) (A) a Takeover Proposal shall have been made directly to its shareholders generally, any person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal or a Takeover Proposal otherwise becomes publicly known and thereafter, (B) the Merger Agreement is terminated by the Company or Parent as described under clause (b)(ii) or (b)(iii) under “—Termination” above because of a failure to satisfy the Minimum Tender Condition, and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within twelve (12) months of the date the Merger Agreement is terminated;

(2) the Merger Agreement is terminated by Parent as described under clause (d)(i) under “—Termination” above; or

(3) the Merger Agreement is terminated by the Company as described under clause (c)(ii) under “—Termination” above.

In the event of a breach of the Merger Agreement, the payment of the Termination Fee shall not constitute the exclusive remedy available to Parent.

Fees and Expenses. Except as provided in the Merger Agreement as described under “—Termination Fee” above, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after approval of any of the transactions contemplated thereby by the shareholders of the Company, by written agreement of the parties thereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the transactions contemplated by the Merger Agreement by the shareholders of the Company, if required, there shall be no amendment or change to the provisions of the Merger Agreement which by law would require further approval by the shareholders of the Company without such approval.

Extension; Waiver. At any time prior to the Effective Time, any party may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of any other party to the Merger Agreement, (b) extend the time for the performance of any of the obligations or acts of any other party to the Merger Agreement or (c) waive compliance by the other party with any of the agreements contained in the Merger Agreement or, except as otherwise provided in the Merger Agreement, waive any of such party’s conditions.

The Confidentiality Agreement. The Company and Parent entered into a confidentiality agreement, dated May 2, 2011 (the “Confidentiality Agreement”), pursuant to which each party agreed to keep confidential and not disclose any non-public information it received from the other party and its representatives to any person (other than as required by law and to its representatives who have a need to know such information). Under the Confidentiality Agreement, each party is subject to certain customary standstill restrictions with respect to the securities of the other party, and each party is subject to certain non-solicitation restrictions. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 8—Certain Information Concerning the Company” above.

14. Dividends and Distributions. The Merger Agreement provides that, subject to certain exceptions, without the prior written consent of Parent, the Company will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (i) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests, provided that the Company may issue Shares upon the exercise of outstanding options and stock appreciate rights, or upon the exercise or vesting of any other equity based awards, in each case that were outstanding on the date of the Merger Agreement and in accordance with the terms thereof; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect wholly owned subsidiary of the Company to its parent); or (iv) split, combine, subdivide or reclassify any shares of its capital stock. Pursuant to the foregoing requirements, the Company will discontinue its policy of paying a quarterly dividend.

15. Conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the rules and regulations of the SEC, may delay the acceptance for payment of or payment for Shares, if at any scheduled expiration date of the Offer:

(a) the Minimum Tender Condition has not been satisfied; or

(b) the Antitrust Condition has not been satisfied; or

(c) any of the following conditions shall exist:

(i) (A) there shall be any Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger; provided, however, that this condition shall apply to Restraints arising under Antitrust Law only to the extent such Restraints arise under the Antitrust Laws of the United States, France or Germany (or, in lieu of France and Germany, the European Commission, if Parent and the Company agree that in place of filing with the EU member state authorities it would be more expeditious to file a reasoned submission on Form RS pursuant to Article 4(5) of Regulation (EC) No 139/2004 with the European Commission); or (B) there shall be pending any action initiated or brought by any governmental authority seeking to enjoin, restrain, prohibit or otherwise prevent the consummation of the Offer or the Merger or to impose limitations on the ownership of the capital stock or the business of the Company or seeking any Divestiture or Restriction that is not required to be effected pursuant to the terms of the Merger Agreement.

(ii) (A)(1) since the date of the Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (2) (x) any representation or warranty of the Company set forth in Section 4.2 (Capitalization) of the Merger Agreement shall not be true and correct in all but de minimis respects, (y) any representation or warranty of the Company set forth in Section 4.1 (Organization, Standing and Corporate Power), Section 4.3 (Authority; Noncontravention; Voting Requirements), Section 4.18 (Opinion of Financial Advisor), Section 4.19 (Brokers and Other Advisors) or Section 4.20 (State Takeover Statutes) of the Merger Agreement shall not be true and correct in all material respects and (z) any representation or warranty of the Company set forth in Article IV of the Merger Agreement (other than the representations and warranties referred to in the foregoing clauses (x) and (y)) shall not be true and correct, other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case with respect to the foregoing clauses (x), (y) and (z), as of the date of the Merger Agreement and as of the scheduled expiration date of the Offer, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date); (B) the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; or (C) Parent and Purchaser shall have failed to receive a certificate of an executive officer of the Company, dated as of the scheduled expiration date of the Offer, to the effect that none of the conditions set forth in the foregoing clauses (A) and (B) shall exist; or

(iii) the Merger Agreement shall have been terminated in accordance with its terms or shall have been amended in accordance with its terms to provide for such termination or amendment of the Offer (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in their sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Tender Condition) may be waived by Parent or Purchaser in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

See “Section 16—Certain Legal Matters; Regulatory Approvals” for information with respect to the applicable waiting periods for the review to be undertaken by the U.S. governmental authorities.

16. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, except as set forth below, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. Except as described under “Antitrust” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. In addition, the change in ownership of certain facilities of the Company will require notification to and/or approval by relevant state agencies, as well as other compliance obligations, pursuant to certain state property transfer laws. There can be no assurance that any of the foregoing approvals or other actions, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions of the Offer.”

Virginia Law.

Affiliated Transactions. Article 14 of Chapter 9 of Title 13.1 of the VSCA contains provisions governing Affiliated Transactions. “Affiliated Transactions” include: (i) any merger or share exchange with any Interested Shareholder; (ii) the transfer to any Interested Shareholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any Interested Shareholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any Interested Shareholder; and (v) the dissolution of the corporation if proposed by or on behalf of any Interested Shareholder. For purposes of the VSCA, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions of the VSCA statute governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder, unless approved by the affirmative vote of the holders of two-thirds (66 2/3%) of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by the affirmative vote of a majority (but not less than two) of the Disinterested Directors. A “Disinterested Director” means, with respect to any particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds (66 2/3%) of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, or require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors. As a part of the Company Board’s adoption of the Merger Agreement and Plan of Merger and approval of the transactions contemplated thereby, including the Offer and the Merger, the Company Board (with the approval of all of the “Disinterested Directors”) also took action to make the provisions of the Affiliated Transactions statute not applicable to the acquisition of the Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

Control Share Acquisitions. The VSCA also contains a “control share acquisitions statute” which provides that shares of a publicly held Virginia corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by a majority of all votes which could be cast in a vote on the election of directors by all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation. A “control share acquisition” is defined, with certain exceptions, as the acquisition of the beneficial ownership of shares which would cause the acquirer to have voting power within any, or to move upward from one into another, of the following ranges of the votes entitled to be cast in an election of directors: (i) 20% to 33 1/3%; (ii) 33 1/3% to 50%; or (iii) more than 50%, of such votes.

The control share acquisition statute does not apply to an acquisition of shares of a publicly held Virginia corporation (i) pursuant to a merger or share exchange effected in accordance with the VSCA if the publicly held corporation is a party to the merger or share exchange agreement, (ii) pursuant to a tender offer or exchange offer that is made pursuant to an agreement to which the public corporation is a party or (iii) directly from the public corporation. The VSCA allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to acquisitions of shares of such corporation. The articles of incorporation of the Company contains such a provision, thus rendering the control share acquisitions statute inapplicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions of the Offer.”

Antitrust.

U.S. Antitrust Laws. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or termination of a 15-calendar-day waiting period following Parent’s filing of the Premerger Notification and Report Forms with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Under the HSR Act, the Company must also make its own filing within 10 days of Parent’s filing. Pursuant to the requirements of the Merger Agreement, Parent and the Company are required to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC no later than July 28, 2011. The Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended, Purchaser will extend the Expiration Date for an additional period or periods (none of which periods will exceed 5 business days, without the Company’s consent) until all of the conditions (including the Antitrust Condition) are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the Walk-Away Date without the mutual consent of the Company and Parent.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or the Company’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement in connection with antitrust suits.

Non-U.S. Antitrust Laws. Parent and its subsidiaries conduct business in a number of countries outside of the United States in which the Company transacts business or its products are sold. Based on our review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of Germany and France (or the European Commission, as described below). Consummation of the Offer is subject to the Antitrust Condition, which provides, among other things, that any consents required under such laws shall have been obtained or any applicable waiting period thereunder shall have either expired or been terminated. Pursuant to the Merger Agreement, we expect to make filings with each of the relevant national competition authorities of the Member States of the European Economic Area where such filing would be required by the applicable laws of the respective Member State, or, if Parent and the Company agree that it would be more expeditious to do so, file a reasoned submission on Form RS pursuant to 4(5) of Regulation (EC) No 139/2004 with the European Commission, using reasonable best efforts to file as soon as possible and if possible within twenty (20) business days after the date of the Merger Agreement, taking into account the exigencies of each jurisdiction’s merger control procedures and practices. We also expect to make all other appropriate filings required under any Non-U.S. Antitrust Laws. There can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If the Antitrust Condition is not met, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such consents have been obtained or such applicable waiting period has expired or been terminated. See “Section 15—Conditions of the Offer.”

ITAR.

Section 122.4(b) of the International Traffic in Arms Regulations (the “ITAR”) requires companies that are registered with the U.S. Department of State, Directorate of Defense Trade Controls (“DDTC”) to notify DDTC at least 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of the registrant or any entity thereof. Because the Company is registered under the ITAR, it must provide DDTC with the notification required by ITAR Section 122.4(b). The Company submitted its notice of the transactions contemplated by the

Merger Agreement to DDTC on July 11, 2011. The Company also will submit a notification to DDTC under ITAR Section 122.4(a)(2) within five days of the closing of the transactions contemplated by the Merger Agreement, advising DDTC of any material changes to the information contained in the Company’s Statement of Registration as a result of the transactions contemplated by the Merger Agreement and providing DDTC with the information required by ITAR Section 122.4(c).

17. Fees and Expenses. We have retained MacKenzie Partners, Inc. to act as the information agent and BNY Mellon Shareowner Services to act as the depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8—Certain Information Concerning the Company” with respect to information concerning the Company.

LG Acquisition Corp.

July 15, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Parent are set forth below. The business address of each director and officer is Lonza Group Ltd, Münchensteinerstrasse 38, CH-4002 Basel, Switzerland. All of the directors and officers are citizens of Switzerland, except for Klaus Peter Wilden (Germany), Julia Stretton Higgins (United Kingdom), Gerhard Mayr (Austria), Sir Richard Sykes (United Kingdom), Stefan Borgas (Germany), Toralf Haag (Germany), Uwe Bhlke (Germany), Stephan Kutzer (Germany), and Gerardus Boot (Netherlands).

Name	Office	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years
Rolf Soiron	Chairman of the Board of Directors	Chairman of the Board of Directors, Lonza Group Ltd. (April 2005-present); Chairman of the Board of Directors, Holcim Ltd. (2003-present).
Jean-Daniel Gerber	Director	Director of the State Secretariat for Economic Affairs (SECO) at the Federal Department of Economic Affairs (2004-present).
Patrick Aebischer	Director	President of the École Polytechnique Fédérale de Lausanne (EPFL) (1999-present)
Klaus Peter Wilden	Director	Executive Vice President Finance & CEO / Oversight of Finance, IT, FIR, Ferring Pharmaceuticals, Lausanne, Switzerland (2000-present)
Julia Stretton Higgins	Director	Imperial College, London, Emeritus and Senior Research Investigator (2007-present); Professor of Polymer Science (1989-2007)
Gerhard Mayr	Director	Director, Lonza Group Ltd. (2006-present); Director, UCB S.A. (2005-present)
Sir Richard Sykes	Director	Vice-Chairman of the Board of Directors; Lonza Group Ltd. (2003-present); Chairman, NHS, London (2008-2010); Rector, Imperial College, London (2000-2008)
Stefan Borgas	Chief Executive Officer	Chief Executive Officer, Lonza Group Ltd. (June 2004-present)
Toralf Haag	Chief Financial Officer	Chief Financial Officer, Lonza Group Ltd. (August 2005-present)
Uwe Böhlke	HR & Corporate Services

HR & Corporate Services, Lonza Group Ltd. (November 2009-present); COO, Custom Manufacturing, Exclusive Synthesis, Lonza Group Ltd. (July 2009-October 2009); Head of Biopharmaceuticals business sector, Lonza Group Ltd. (June 2005-July 2009)

Name	Office	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years
Lukas Utiger	COO, Lonza Bioscience	COO, Lonza Bioscience, Lonza Group Ltd. (June 2010-present); COO, Lonza Group Ltd. (August 2001-May 2010)
Stephan Kutzer	COO, Custom Manufacturing Division

COO, Custom Manufacturing Division, Lonza Group Ltd. (November 2009-present); COO, Custom Manufacturing, Biopharmaceuticals, Lonza Group Ltd. (July 2009-October 2009); Head of Exclusive Synthesis business sector, Lonza Group Ltd. (January 2007-July 2009); Executive Vice President of the global business unit “Home Tech,” Schott AG (January 2003-December 2006)

Gerardus Boot	COO, Life Science Ingredients

COO, Life Science Ingredients, Lonza Group Ltd. (March 2011-present); Chief Commercial Officer, Bluestar / Blackstone, Beijing, China (August 2009-present); Chief Commercial Officer Europe, Middle East & Africa, GE Consumer & Industrial (C&I), Budapest, Hungary (April 2007-April 2009); Polymers Director Pacific, GE Plastics (GEP), Shanghai, China (March 2006-April 2007), GE Industrial Growth Leader Pacific, GE Plastics (GEP), Shanghai, China (March 2006-April 2007), Marketing Director Pacific, GE Plastics (GEP), Shanghai, China (March 2005-April 2007)

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is LG Acquisition Corp., 90 Boroline Road Allendale, New Jersey 07401. All of the directors and officers are citizens of the United States, except Marc Funk (Switzerland). Directors are marked with an asterisk.

Name	Office	Current Principal Occupation or Employment and Five-Year Employment History
Joseph Colleluori*	President	Senior Vice President Corporate Development, Lonza Group Ltd. (past five years)
Marc Funk*	Vice President	Group General Counsel, Senior Vice President, Lonza Group Ltd. (2009-present); Associate General Counsel, Merck Serono Ltd. (through 2008)
Scott Waldman*	Vice President and Secretary

U.S. General Counsel, Vice President and Secretary of Lonza America, Inc., a subsidiary of Lonza Group Ltd. (April 2010-present); Vice President and Associate General Counsel, Enzon Pharmaceuticals, Inc. (February 2006-April 2010)

Anthony Branciforte*	Treasurer	Head of U.S. HR Services, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (past five years)
Bradley Luria*	Director

Associate General Counsel, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (March 2011-present); Assistant General Counsel, Lonza America, Inc. (July 2007-February 2011); Associate, Epstein, Becker & Green, P.C. (May 2005-June 2007)

POTENTIAL DESIGNEES TO COMPANY BOARD

Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To Parent and Purchaser’s knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

To Parent and Purchaser’s knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than August 11, 2011. At such time, Parent will become entitled to designate at least a majority of the members of the Company Board. It is currently not known which, if any, of the current directors of the Company would resign.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of July 15, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of Messrs. Colleluori and Funk is c/o Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland and of Messrs. Waldman, Branciforte, Hoy and Luria is c/o Lonza America, Inc., 90 Boroline Road Allendale, New Jersey 07401.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Joseph Colleluori	51	Senior Vice President, Corporate Development, Lonza Group Ltd. (past five years)
Marc Funk	51	Group General Counsel, Senior Vice President, Lonza Group Ltd. (2009-present); Associate General Counsel, Merck Serono Ltd. (through 2008)
Scott Waldman	40

U.S. General Counsel, Vice President and Secretary, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (April 2010-present); Vice President and Associate General Counsel, Enzon Pharmaceuticals, Inc. (February 2006-April 2010)

Anthony Branciforte	39	Head of U.S. HR Services, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (past five years)
Alexander Hoy	44

Vice President, CFO, Lonza America Inc., a subsidiary of Lonza Group Ltd. (April 2010-present); Business Unit Controller, Lonza Inc. (April 2008-April 2010); Finance Integration Team Lead, Lonza Wakersville Inc., a subsidiary of Lonza Group Ltd. (February 2007-April 208); Finance Director, Cambrex Inc. (May 2005-February 2007)

Bradley Luria	34

Associate General Counsel, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (March 2011-present); Assistant General Counsel, Lonza America, Inc. (July 2007- February 2011); Associate, Epstein, Becker & Green, P.C. (May 2005-June 2007)

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Overnight Delivery and Hand Delivery:	By Mail:
BNY Mellon Shareowner Services 480 Washington Boulevard Attn: Corporate Actions Dept., 27th Floor Jersey City, NJ 07310	BNY Mellon Shareowner Services Attn: Corporate Actions Dept. P.O. Box 3301 South Hackensack New Jersey 07606
(For eligible institutions only) Facsimile Transmission: (201) 680-4626
Confirm Receipt of Facsimile By Telephone: (201) 680-4860

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com